
SEC MAIL
PROCESSING
RECEIVED
OCT 2 5 2005
WASH, D.C.
213
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 24, 2005, Series 2005-AQ2	333-125422

Name of Person Filing the Document
(If Other than the Registrant)




05069779

PROCESSED
OCT 26 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________

Name: Baron Silverstein

Title: Vice-President

Dated: October 24, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Grouped by Fico Score								
AM TYPE FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
ARMS	**2,447**	**687,436,262.73**	**96.83**	**280,930.23**	**6.70140**	**84.40**	**94.53**	**664**
520 - 539	1	141,550.00	0.02	141,550.00	9.77500	95.00	95.00	537
560 - 579	2	694,000.00	0.10	347,000.00	6.80079	82.20	93.39	569
600 - 619	9	2,360,900.00	0.33	262,322.22	6.76057	84.75	92.40	608
620 - 639	755	207,896,711.28	29.28	275,359.88	6.90704	84.90	93.69	629
640 - 659	593	163,268,612.53	23.00	275,326.50	6.76595	83.78	94.52	650
660 - 679	407	112,568,270.26	15.86	276,580.52	6.67323	84.64	94.21	668
680 - 699	306	91,975,446.79	12.96	300,573.36	6.55257	84.39	95.86	688
700 - 719	180	51,307,182.14	7.23	285,039.90	6.36870	83.82	95.86	709
720 - 739	96	27,566,667.74	3.88	287,152.79	6.39328	84.02	95.81	728
740 - 759	56	16,303,413.02	2.30	291,132.38	6.15860	83.88	94.79	748
760 - 779	34	10,465,880.97	1.47	307,820.03	6.38206	84.84	94.75	768
780 - 799	8	2,887,628.00	0.41	360,953.50	6.93659	89.08	89.08	786
FIXED	**73**	**22,486,425.72**	**3.17**	**308,033.23**	**6.42072**	**87.93**	**88.16**	**669**
620 - 639	19	5,372,419.58	0.76	282,758.93	6.79376	88.47	88.47	629
640 - 659	13	4,285,284.08	0.60	329,637.24	6.33910	87.79	87.79	653
660 - 679	19	5,618,224.99	0.79	295,696.05	6.33512	88.17	88.17	667
680 - 699	9	2,598,212.23	0.37	288,690.25	6.37108	89.97	89.97	686
700 - 719	4	1,767,434.84	0.25	441,858.71	6.15933	84.98	84.98	704
720 - 739	6	1,732,100.00	0.24	288,683.33	6.22442	87.20	90.19	724
740 - 759	1	451,000.00	0.06	451,000.00	5.99000	82.00	82.00	744
760 - 779	2	661,750.00	0.09	330,875.00	6.34788	88.30	88.30	763
TOTAL	**2,520**	**709,922,688.45**	**100.00**	**281,715.35**	**6.69251**	**84.51**	**94.33**	**664**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

BSABS 2005-AQ2 {LOUIS., MISS. & AL}

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	3	779,900.00	70.24	7.34804	6.84304	259,966.67	360	357	3	669	37.16	91.64	91.64	6.00000	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	2	330,397.03	29.76	6.14601	5.64101	165,200.00	360	357	3	628	47.10	81.24	96.64	6.00000	2.00000	1.00000	6.00000	33
TOTAL	5	1,110,297.03	100.00	6.99034	6.48534	222,060.00	360	357	3	657	40.12	88.55	93.13	6.00000	2.00000	1.00000	6.00000	25

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	1	76,000.00	6.85	6.3000	5.7950	356	4	76,000.00	85.39	85.39	622
100,000.00 - 149,999.99	1	142,500.00	12.83	6.7500	6.2450	357	3	142,500.00	95.00	95.00	622
200,000.00 - 249,999.99	1	220,400.00	19.85	9.1500	8.6450	357	3	220,400.00	95.00	95.00	716
250,000.00 - 299,999.99	1	254,397.03	22.91	6.1000	5.5950	357	3	254,397.03	80.00	100.00	630
400,000.00 - 449,999.99	1	417,000.00	37.56	6.6000	6.0950	357	3	417,000.00	88.72	88.72	660
TOTAL	5	1,110,297.03	100.00	6.9903	6.4853	357	3	222,059.41	88.55	93.13	657

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	1	254,397	22.91	6.1000	5.5950	357	3	6.1000	6.1000	254,397	80.00	100.00	630
6.250 - 6.499	1	76,000	6.85	6.3000	5.7950	356	4	6.3000	6.3000	76,000	85.39	85.39	622
6.500 - 6.749	1	417,000	37.56	6.6000	6.0950	357	3	6.6000	6.6000	417,000	88.72	88.72	660
6.750 - 6.999	1	142,500	12.83	6.7500	6.2450	357	3	6.7500	6.7500	142,500	95.00	95.00	622
9.000 - 9.249	1	220,400	19.85	9.1500	8.6450	357	3	9.1500	9.1500	220,400	95.00	95.00	716
TOTAL	5	1,110,297	100.00	6.9903	6.4853	357	3	6.1000	9.1500	222,059	88.55	93.13	657

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	254,397.03	22.91	6.10000	5.59500	357	3	254,397.03	80.00	100.00	630
85.01 - 90.00	2	493,000.00	44.40	6.55375	6.04875	357	3	246,500.00	88.21	88.21	654
90.01 - 95.00	2	362,900.00	32.68	8.20759	7.70259	357	3	181,450.00	95.00	95.00	679
TOTAL	5	1,110,297.03	100.00	6.99034	6.48534	357	3	222,059.41	88.55	93.13	657

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
85.01 - 90.00	2	493,000.00	44.40	6.55375	6.04875	357	3	246,500.00	88.21	88.21	654
90.01 - 95.00	2	362,900.00	32.68	8.20759	7.70259	357	3	181,450.00	95.00	95.00	679

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
95.01 - 100.00	1	254,397.03	22.91	6.10000	5.59500	357	3	254,397.03	80.00	100.00	630
TOTAL	5	1,110,297.03	100.00	6.99034	6.48534	357	3	222,059.41	88.55	93.13	657

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	3	472,897.03	42.59	157,632.34	6.32801	85.39	96.15	626
660 - 679	1	417,000.00	37.56	417,000.00	6.60000	88.72	88.72	660
700 - 719	1	220,400.00	19.85	220,400.00	9.15000	95.00	95.00	716
TOTAL	5	1,110,297.03	100.00	222,059.41	6.99034	88.55	93.13	657

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	5	1,110,297.03	100.00
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	5	1,110,297.03	100.00
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	4	889,897.03	80.15
Stated Income	1	220,400.00	19.85
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
15.01 - 20.00	1	220,400.00	19.85	220,400.00	9.15000	95.00	95.00	20.00

The information contained herein will be superseded by the [illegible]

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
30.01 - 35.00	1	142,500.00	12.83	142,500.00	6.75000	95.00	95.00	32.00
40.01 - 45.00	1	76,000.00	6.85	76,000.00	6.30000	85.39	85.39	44.10
45.01 - 50.00	2	671,397.03	60.47	335,698.52	6.41055	85.42	92.99	48.00
TOTAL	5	1,110,297.03	100.00	222,059.41	6.99034	88.55	93.13	40.12

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	2	218,500.00	19.68
Purchase	1	220,400.00	19.85
Rate/Term Refinance	2	671,397.03	60.47
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	5	1,110,297.03	100.00	222,059.41	6.99034	93.13	657
TOTAL	5	1,110,297.03	100.00	222,059.41	6.99034	93.13	657

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	5	1,110,297.03	100.00
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1	220,400.00	19.85
No PP	1	220,400.00	19.85
Yes	4	889,897.03	80.15
2Y PP	2	559,500.00	50.39
3Y PP	2	330,397.03	29.76
TOTAL	5	1,110,297.03	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 2005-AQ2 {LOUIS., MISS. & AL}

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	2	474,797.03	42.76
LA	3	635,500.00	57.24
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	5	1,110,297.03	100.00
6.000 - 6.499	5	1,110,297.03	100.00
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	5	1,110,297.03	100.00
TOTAL	5	1,110,297.03	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	3	779,900.00	70.24	7.34804	6.84304	259,966.67	360	357	3	669	37.16	91.64	91.64	6.00000	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	2	330,397.03	29.76	6.14601	5.64101	165,200.00	360	357	3	628	47.10	81.24	96.64	6.00000	2.00000	1.00000	6.00000	33
TOTAL	5	1,110,297.03	100.00	6.99034	6.48534	222,060.00	360	357	3	657	40.12	88.55	93.13	6.00000	2.00000	1.00000	6.00000	25

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	3	779,900.00	70.24
3 YEARS	1	76,000.00	6.85
5 YEARS	1	254,397.03	22.91
TOTAL	5	1,110,297.03	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Mortgage Insurance

TYPE MI	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV
LTV GT 80 w/out MI	**4**	**855,900.00**	**77.09**	**7.25498**	**0.50500**	**6.74998**	**6.30000**	**9.15000**	**76,000.00**	**417,000.00**	**213,975.00**	**360**	**357**	**3**	**665**	**37.78**	**91.09**	**91.09**
No MI	4	855,900.00	77.09	7.25498	0.50500	6.74998	6.30000	9.15000	76,000.00	417,000.00	213,975.00	360	357	3	665	37.78	91.09	91.09
LTV LE 80	**1**	**254,397.03**	**22.91**	**6.10000**	**0.50500**	**5.59500**	**6.10000**	**6.10000**	**254,397.03**	**254,397.03**	**254,400.00**	**360**	**357**	**3**	**630**	**48.00**	**80.00**	**100.00**
No MI	1	254,397.03	22.91	6.10000	0.50500	5.59500	6.10000	6.10000	254,397.03	254,397.03	254,400.00	360	357	3	630	48.00	80.00	100.00
TOTAL	**5**	**1,110,297.03**	**100.00**	**6.99034**	**0.50500**	**6.48534**	**6.10000**	**9.15000**	**76,000.00**	**417,000.00**	**222,060.00**	**360**	**357**	**3**	**657**	**40.12**	**88.55**	**93.13**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	1	259,200.00	0.07	6.30000	5.79500	259,200.00	360	356	4	722	37.00	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,093	302,175,705.39	86.47	6.46608	5.96108	276,470.15	360	357	3	666	41.55	80.00	99.96	5.92941	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	188	47,011,047.22	13.45	6.25260	5.74760	250,071.01	359	356	3	665	40.96	80.05	99.89	5.61860	2.00000	1.00000	6.00000	33
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**272,585.36**	**360**	**357**	**3**	**666**	**41.47**	**80.01**	**99.95**	**5.88757**	**2.00000**	**1.00000**	**6.00000**	**22**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	27	2,465,381.99	0.71	6.6516	6.1466	357	3	91,310.44	80.00	99.82	649
100,000.00 - 149,999.99	197	25,080,728.21	7.18	6.5944	6.0894	357	3	127,313.34	80.02	99.96	661
150,000.00 - 199,999.99	214	37,720,647.87	10.79	6.5506	6.0456	357	3	176,264.71	80.02	99.94	663
200,000.00 - 249,999.99	181	40,907,385.72	11.71	6.4350	5.9300	356	3	226,007.66	79.98	99.89	665
250,000.00 - 299,999.99	180	49,164,662.51	14.07	6.5563	6.0513	357	3	273,137.01	80.00	99.99	664
300,000.00 - 349,999.99	150	48,703,118.54	13.94	6.3731	5.8681	357	3	324,687.46	80.00	99.97	669
350,000.00 - 399,999.99	111	41,446,369.69	11.86	6.3830	5.8780	357	3	373,390.72	80.00	99.96	665
400,000.00 - 449,999.99	107	45,418,865.51	13.00	6.4560	5.9510	357	3	424,475.38	80.09	99.89	665
450,000.00 - 499,999.99	65	30,808,905.37	8.82	6.2178	5.7128	357	3	473,983.16	80.00	99.99	669
500,000.00 - 549,999.99	29	15,172,735.20	4.34	6.4260	5.9210	357	3	523,197.77	80.00	100.00	672
550,000.00 - 599,999.99	11	6,321,152.00	1.81	6.0498	5.5448	357	3	574,650.18	80.00	100.00	688
600,000.00 - 649,999.99	9	5,556,000.00	1.59	6.3429	5.8379	357	3	617,333.33	79.83	99.79	660
650,000.00 - 699,999.99	1	680,000.00	0.19	6.3000	5.7950	357	3	680,000.00	80.00	100.00	622
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.4372**	**5.9322**	**357**	**3**	**272,578.75**	**80.01**	**99.95**	**666**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	48	15,569,071	4.46	5.3529	4.8479	355	3	5.2500	5.4500	324,356	80.00	100.00	697
5.500 - 5.749	94	26,381,081	7.55	5.5968	5.0918	357	3	5.5000	5.7000	280,650	79.99	99.98	677
5.750 - 5.999	112	30,686,206	8.78	5.8379	5.3329	357	3	5.7500	5.9950	273,984	80.06	99.89	677
6.000 - 6.249	201	57,655,459	16.50	6.1012	5.5962	357	3	6.0000	6.2250	286,843	79.98	99.96	678
6.250 - 6.499	213	61,651,419	17.64	6.3738	5.8688	357	3	6.2500	6.4900	289,443	80.01	99.96	669
6.500 - 6.749	196	53,532,548	15.32	6.6109	6.1059	357	3	6.5000	6.7000	273,125	80.00	100.00	659
6.750 - 6.999	187	48,705,470	13.94	6.8550	6.3500	357	3	6.7500	6.9900	260,457	79.98	99.93	651
7.000 - 7.249	90	21,963,170	6.29	7.0833	6.5783	357	3	7.0000	7.2370	244,035	80.10	99.83	653
7.250 - 7.499	71	18,263,415	5.23	7.3460	6.8410	357	3	7.2500	7.4750	257,231	80.05	99.90	645
7.500 - 7.749	32	7,011,193	2.01	7.5722	7.0672	357	3	7.5000	7.7000	219,100	80.00	100.00	651
7.750 - 7.999	25	6,096,598	1.74	7.8578	7.3528	357	3	7.7500	7.9750	243,864	80.00	99.99	651
8.000 - 8.249	4	443,920	0.13	8.1112	7.6062	357	3	8.0500	8.1500	110,980	80.00	100.00	648
8.250 - 8.499	5	940,884	0.27	8.2722	7.7672	357	3	8.2500	8.4000	188,177	80.00	100.00	648
8.500 - 8.749	3	423,920	0.12	8.5887	8.0837	357	3	8.5000	8.7000	141,307	80.00	100.00	643
8.750 - 8.999	1	121,600	0.03	8.8500	8.3450	357	3	8.8500	8.8500	121,600	80.00	100.00	636
TOTAL	**1,282**	**349,445,953**	**100.00**	**6.4372**	**5.9322**	**357**	**3**	**5.2500**	**8.8500**	**272,579**	**80.01**	**99.95**	**666**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1,278	348,260,202.61	99.66	6.43667	5.93167	357	3	272,504.07	79.99	99.97	666
80.01 - 85.00	4	1,185,750.00	0.34	6.60430	6.09930	356	4	296,437.50	85.00	94.18	677
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**357**	**3**	**272,578.75**	**80.01**	**99.95**	**666**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
90.01 - 95.00	6	1,662,544.74	0.48	6.60021	6.09521	356	4	277,090.79	83.53	93.66	674
95.01 - 100.00	1,276	347,783,407.87	99.52	6.43646	5.93146	357	3	272,557.53	79.99	99.98	666
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**357**	**3**	**272,578.75**	**80.01**	**99.95**	**666**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
560 - 579	1	388,000.00	0.11	388,000.00	6.90000	80.00	100.00	562
600 - 619	5	902,400.00	0.26	180,480.00	6.18644	80.00	100.00	612
620 - 639	353	91,567,393.86	26.20	259,397.72	6.64283	79.99	99.95	629
640 - 659	324	87,912,076.08	25.16	271,333.57	6.54950	80.00	99.94	650
660 - 679	201	53,988,731.84	15.45	268,600.66	6.42839	80.00	99.95	668
680 - 699	184	52,984,658.42	15.16	287,960.10	6.29588	80.04	99.95	688
700 - 719	109	31,120,743.12	8.91	285,511.40	6.13654	80.06	99.92	709
720 - 739	56	16,497,752.75	4.72	294,602.73	6.14552	80.00	100.00	727
740 - 759	32	8,898,373.20	2.55	278,074.16	6.01607	80.00	100.00	748
760 - 779	17	5,185,823.34	1.48	305,048.43	5.90446	80.00	100.00	767
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**272,578.75**	**6.43724**	**80.01**	**99.95**	**666**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	81	27,810,123.26	7.96
Condominium	269	59,697,087.99	17.08
PUD	166	44,965,436.94	12.87
Single Family	766	216,973,304.42	62.09
TOTAL	**1,282**	**349,445,952.61**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security [illegible] inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are [illegible] Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	1,281	349,025,202.61	99.88
Second Home	1	420,750.00	0.12
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	500	125,177,381.74	35.82
Limited	68	18,598,247.76	5.32
Stated Income	714	205,670,323.11	58.86
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	7	1,807,880.00	0.52	258,268.57	5.91316	80.00	100.00	8.43
10.01 - 15.00	10	3,290,611.35	0.94	329,061.14	5.90812	80.00	100.00	13.00
15.01 - 20.00	16	2,614,224.00	0.75	163,389.00	6.22015	80.25	99.71	18.31
20.01 - 25.00	29	6,928,671.84	1.98	238,919.72	6.06415	80.00	100.00	23.00
25.01 - 30.00	56	12,453,602.14	3.56	222,385.75	6.38961	79.99	99.95	27.95
30.01 - 35.00	121	31,513,100.14	9.02	260,438.84	6.41806	80.07	99.93	33.25
35.01 - 40.00	240	60,788,330.05	17.40	253,284.71	6.41938	80.00	99.99	38.17
40.01 - 45.00	381	105,475,888.75	30.18	276,839.60	6.45977	80.02	99.94	43.22
45.01 - 50.00	413	121,995,340.34	34.91	295,388.23	6.48000	79.99	99.94	47.67
50.01 - 55.00	9	2,578,304.00	0.74	286,478.22	6.64276	80.00	99.99	52.09
TOTAL	1,282	349,445,952.61	100.00	272,578.75	6.43724	80.01	99.95	41.47

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	112	25,319,158.73	7.25
Purchase	1,131	316,694,797.26	90.63
Rate/Term Refinance	39	7,431,996.62	2.13
TOTAL	1,282	349,445,952.61	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,282	349,445,952.61	100.00	272,578.75	6.43724	99.95	666
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**272,578.75**	**6.43724**	**99.95**	**666**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,282	349,445,952.61	100.00
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**243**	**64,869,240.75**	**18.56**
No PP	243	64,869,240.75	18.56
Yes	**1,039**	**284,576,711.86**	**81.44**
1Y PP	60	18,101,461.46	5.18
2Y PP	909	248,562,704.91	71.13
3Y PP	70	17,912,545.49	5.13
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	254,397.03	0.07
AZ	46	7,304,115.84	2.09
CA	621	211,088,101.81	60.41
CO	44	7,711,344.25	2.21
CT	7	1,744,000.00	0.50
DE	2	402,650.46	0.12
FL	199	38,124,062.82	10.91
GA	12	1,862,531.73	0.53
HI	12	3,725,274.34	1.07
IA	2	306,000.00	0.09
ID	2	230,770.42	0.07
IL	61	12,420,669.58	3.55
IN	5	582,323.00	0.17
KS	2	304,800.00	0.09
KY	1	100,400.00	0.03
MA	26	7,507,666.58	2.15
MD	20	5,305,796.97	1.52

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ME	2	358,250.00	0.10
MI	10	1,654,247.00	0.47
MN	26	4,786,699.00	1.37
MO	2	218,800.00	0.06
MT	1	117,600.00	0.03
NC	3	368,140.00	0.11
NH	1	267,200.00	0.08
NJ	20	5,188,720.00	1.48
NM	2	215,120.00	0.06
NV	38	7,809,010.00	2.23
NY	44	15,874,867.86	4.54
OK	2	399,878.35	0.11
OR	3	420,000.00	0.12
PA	1	241,600.00	0.07
RI	5	1,043,200.00	0.30
SC	1	120,800.00	0.03
TX	3	579,829.00	0.17
UT	23	3,414,064.04	0.98
WA	31	7,248,222.53	2.07
WI	1	144,800.00	0.04
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**1,281**	**349,186,752.61**	**99.93**
4.000 - 4.499	86	19,545,936.16	5.59
5.000 - 5.499	1	358,864.00	0.10
6.000 - 6.499	1,193	328,961,952.45	94.14
6.500 - 6.999	1	320,000.00	0.09
FIXED	**1**	**259,200.00**	**0.07**
0.000 - 0.499	1	259,200.00	0.07
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	1	259,200.00	0.07
WSJ-6MLIBOR	1,281	349,186,752.61	99.93
TOTAL	**1,282**	**349,445,952.61**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	1	259,200.00	0.07	6.30000	5.79500	259,200.00	360	356	4	722	37.00	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,093	302,175,705.39	86.47	6.46608	5.96108	276,470.15	360	357	3	666	41.55	80.00	99.96	5.92941	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	188	47,011,047.22	13.45	6.25260	5.74760	250,071.01	359	356	3	665	40.96	80.05	99.89	5.61860	2.00000	1.00000	6.00000	33
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**272,585.36**	**360**	**357**	**3**	**666**	**41.47**	**80.01**	**99.95**	**5.88757**	**2.00000**	**1.00000**	**6.00000**	**22**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	866	242,172,405.31	69.30
3 YEARS	148	35,388,231.35	10.13
5 YEARS	268	71,885,315.95	20.57
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Mortgage Insurance

TYPE MI	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV
LTV GT 80 w/out MI	**4**	**1,185,750.00**	**0.34**	**6.60430**	**0.50500**	**6.09930**	**5.80000**	**7.45000**	**140,250.00**	**425,000.00**	**296,437.50**	**360**	**356**	**4**	**677**	**35.84**	**85.00**	**94.18**
No MI	4	1,185,750.00	0.34	6.60430	0.50500	6.09930	5.80000	7.45000	140,250.00	425,000.00	296,437.50	360	356	4	677	35.84	85.00	94.18
LTV LE 80	**1,278**	**348,260,202.61**	**99.66**	**6.43667**	**0.50500**	**5.93167**	**5.25000**	**8.85000**	**80,000.00**	**680,000.00**	**272,510.70**	**360**	**357**	**3**	**666**	**41.49**	**79.99**	**99.97**
No MI	1,278	348,260,202.61	99.66	6.43667	0.50500	5.93167	5.25000	8.85000	80,000.00	680,000.00	272,510.70	360	357	3	666	41.49	79.99	99.97
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**0.50500**	**5.93224**	**5.25000**	**8.85000**	**80,000.00**	**680,000.00**	**272,585.36**	**360**	**357**	**3**	**666**	**41.47**	**80.01**	**99.95**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	1	259,200.00	0.07	6.30000	5.79500	259,200.00	360	356	4	722	37.00	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,093	302,175,705.39	86.47	6.46608	5.96108	276,470.15	360	357	3	666	41.55	80.00	99.96	5.92941	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	188	47,011,047.22	13.45	6.25260	5.74760	250,071.01	359	356	3	665	40.96	80.05	99.89	5.61860	2.00000	1.00000	6.00000	33
TOTAL	1,282	349,445,952.61	100.00	6.43724	5.93224	272,585.36	360	357	3	666	41.47	80.01	99.95	5.88757	2.00000	1.00000	6.00000	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	27	2,465,381.99	0.71	6.6516	6.1466	357	3	91,310.44	80.00	99.82	649
100,000.00 - 149,999.99	197	25,080,728.21	7.18	6.5944	6.0894	357	3	127,313.34	80.02	99.96	661
150,000.00 - 199,999.99	214	37,720,647.87	10.79	6.5506	6.0456	357	3	176,264.71	80.02	99.94	663
200,000.00 - 249,999.99	181	40,907,385.72	11.71	6.4350	5.9300	356	3	226,007.66	79.98	99.89	665
250,000.00 - 299,999.99	180	49,164,662.51	14.07	6.5563	6.0513	357	3	273,137.01	80.00	99.99	664
300,000.00 - 349,999.99	150	48,703,118.54	13.94	6.3731	5.8681	357	3	324,687.46	80.00	99.97	669
350,000.00 - 399,999.99	111	41,446,369.69	11.86	6.3830	5.8780	357	3	373,390.72	80.00	99.96	665
400,000.00 - 449,999.99	107	45,418,865.51	13.00	6.4560	5.9510	357	3	424,475.38	80.09	99.89	665
450,000.00 - 499,999.99	65	30,808,905.37	8.82	6.2178	5.7128	357	3	473,983.16	80.00	99.99	669
500,000.00 - 549,999.99	29	15,172,735.20	4.34	6.4260	5.9210	357	3	523,197.77	80.00	100.00	672
550,000.00 - 599,999.99	11	6,321,152.00	1.81	6.0498	5.5448	357	3	574,650.18	80.00	100.00	688
600,000.00 - 649,999.99	9	5,556,000.00	1.59	6.3429	5.8379	357	3	617,333.33	79.83	99.79	660
650,000.00 - 699,999.99	1	680,000.00	0.19	6.3000	5.7950	357	3	680,000.00	80.00	100.00	622
TOTAL	1,282	349,445,952.61	100.00	6.4372	5.9322	357	3	272,578.75	80.01	99.95	666

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	48	15,569,071	4.46	5.3529	4.8479	355	3	5.2500	5.4500	324,356	80.00	100.00	697
5.500 - 5.749	94	26,381,081	7.55	5.5968	5.0918	357	3	5.5000	5.7000	280,650	79.99	99.98	677
5.750 - 5.999	112	30,686,206	8.78	5.8379	5.3329	357	3	5.7500	5.9950	273,984	80.06	99.89	677
6.000 - 6.249	201	57,655,459	16.50	6.1012	5.5962	357	3	6.0000	6.2250	286,843	79.98	99.96	678
6.250 - 6.499	213	61,651,419	17.64	6.3738	5.8688	357	3	6.2500	6.4900	289,443	80.01	99.96	669
6.500 - 6.749	196	53,532,548	15.32	6.6109	6.1059	357	3	6.5000	6.7000	273,125	80.00	100.00	659
6.750 - 6.999	187	48,705,470	13.94	6.8550	6.3500	357	3	6.7500	6.9900	260,457	79.98	99.93	651
7.000 - 7.249	90	21,963,170	6.29	7.0833	6.5783	357	3	7.0000	7.2370	244,035	80.10	99.83	653
7.250 - 7.499	71	18,263,415	5.23	7.3460	6.8410	357	3	7.2500	7.4750	257,231	80.05	99.90	645
7.500 - 7.749	32	7,011,193	2.01	7.5722	7.0672	357	3	7.5000	7.7000	219,100	80.00	100.00	651
7.750 - 7.999	25	6,096,598	1.74	7.8578	7.3528	357	3	7.7500	7.9750	243,864	80.00	99.99	651
8.000 - 8.249	4	443,920	0.13	8.1112	7.6062	357	3	8.0500	8.1500	110,980	80.00	100.00	648
8.250 - 8.499	5	940,884	0.27	8.2722	7.7672	357	3	8.2500	8.4000	188,177	80.00	100.00	648
8.500 - 8.749	3	423,920	0.12	8.5887	8.0837	357	3	8.5000	8.7000	141,307	80.00	100.00	643
8.750 - 8.999	1	121,600	0.03	8.8500	8.3450	357	3	8.8500	8.8500	121,600	80.00	100.00	636
TOTAL	1,282	349,445,953	100.00	6.4372	5.9322	357	3	5.2500	8.8500	272,579	80.01	99.95	666

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1,278	348,260,202.61	99.66	6.43667	5.93167	357	3	272,504.07	79.99	99.97	666
80.01 - 85.00	4	1,185,750.00	0.34	6.60430	6.09930	356	4	296,437.50	85.00	94.18	677
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**357**	**3**	**272,578.75**	**80.01**	**99.95**	**666**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
90.01 - 95.00	6	1,662,544.74	0.48	6.60021	6.09521	356	4	277,090.79	83.53	93.66	674
95.01 - 100.00	1,276	347,783,407.87	99.52	6.43646	5.93146	357	3	272,557.53	79.99	99.98	666
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**357**	**3**	**272,578.75**	**80.01**	**99.95**	**666**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
560 - 579	1	388,000.00	0.11	388,000.00	6.90000	80.00	100.00	562
600 - 619	5	902,400.00	0.26	180,480.00	6.18644	80.00	100.00	612
620 - 639	353	91,567,393.86	26.20	259,397.72	6.64283	79.99	99.95	629
640 - 659	324	87,912,076.08	25.16	271,333.57	6.54950	80.00	99.94	650
660 - 679	201	53,988,731.84	15.45	268,600.66	6.42839	80.00	99.95	668
680 - 699	184	52,984,658.42	15.16	287,960.10	6.29588	80.04	99.95	688
700 - 719	109	31,120,743.12	8.91	285,511.40	6.13654	80.06	99.92	709
720 - 739	56	16,497,752.75	4.72	294,602.73	6.14552	80.00	100.00	727
740 - 759	32	8,898,373.20	2.55	278,074.16	6.01607	80.00	100.00	748
760 - 779	17	5,185,823.34	1.48	305,048.43	5.90446	80.00	100.00	767
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**272,578.75**	**6.43724**	**80.01**	**99.95**	**666**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	81	27,810,123.26	7.96
Condominium	269	59,697,087.99	17.08
PUD	166	44,965,436.94	12.87
Single Family	766	216,973,304.42	62.09
TOTAL	**1,282**	**349,445,952.61**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	1,281	349,025,202.61	99.88
Second Home	1	420,750.00	0.12
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	500	125,177,381.74	35.82
Limited	68	18,598,247.76	5.32
Stated Income	714	205,670,323.11	58.86
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	7	1,807,880.00	0.52	258,268.57	5.91316	80.00	100.00	8.43
10.01 - 15.00	10	3,290,611.35	0.94	329,061.14	5.90812	80.00	100.00	13.00
15.01 - 20.00	16	2,614,224.00	0.75	163,389.00	6.22015	80.25	99.71	18.31
20.01 - 25.00	29	6,928,671.84	1.98	238,919.72	6.06415	80.00	100.00	23.00
25.01 - 30.00	56	12,453,602.14	3.56	222,385.75	6.38961	79.99	99.95	27.95
30.01 - 35.00	121	31,513,100.14	9.02	260,438.84	6.41806	80.07	99.93	33.25
35.01 - 40.00	240	60,788,330.05	17.40	253,284.71	6.41938	80.00	99.99	38.17
40.01 - 45.00	381	105,475,888.75	30.18	276,839.60	6.45977	80.02	99.94	43.22
45.01 - 50.00	413	121,995,340.34	34.91	295,388.23	6.48000	79.99	99.94	47.67
50.01 - 55.00	9	2,578,304.00	0.74	286,478.22	6.64276	80.00	99.99	52.09
TOTAL	1,282	349,445,952.61	100.00	272,578.75	6.43724	80.01	99.95	41.47

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	112	25,319,158.73	7.25
Purchase	1,131	316,694,797.26	90.63
Rate/Term Refinance	39	7,431,996.62	2.13
TOTAL	1,282	349,445,952.61	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,282	349,445,952.61	100.00	272,578.75	6.43724	99.95	666
TOTAL	1,282	349,445,952.61	100.00	272,578.75	6.43724	99.95	666

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,282	349,445,952.61	100.00
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	243	64,869,240.75	18.56
No PP	243	64,869,240.75	18.56
Yes	1,039	284,576,711.86	81.44
1Y PP	60	18,101,461.46	5.18
2Y PP	909	248,562,704.91	71.13
3Y PP	70	17,912,545.49	5.13
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	254,397.03	0.07
AZ	46	7,304,115.84	2.09
CA	621	211,088,101.81	60.41
CO	44	7,711,344.25	2.21
CT	7	1,744,000.00	0.50
DE	2	402,650.46	0.12
FL	199	38,124,062.82	10.91
GA	12	1,862,531.73	0.53
HI	12	3,725,274.34	1.07
IA	2	306,000.00	0.09
ID	2	230,770.42	0.07
IL	61	12,420,669.58	3.55
IN	5	582,323.00	0.17
KS	2	304,800.00	0.09
KY	1	100,400.00	0.03
MA	26	7,507,666.58	2.15
MD	20	5,305,796.97	1.52

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

**Collateral Grouped by Geographic Distribution**

| STATE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| ME | 2 | 358,250.00 | 0.10 |
| MI | 10 | 1,654,247.00 | 0.47 |
| MN | 26 | 4,786,699.00 | 1.37 |
| MO | 2 | 218,800.00 | 0.06 |
| MT | 1 | 117,600.00 | 0.03 |
| NC | 3 | 368,140.00 | 0.11 |
| NH | 1 | 267,200.00 | 0.08 |
| NJ | 20 | 5,188,720.00 | 1.48 |
| NM | 2 | 215,120.00 | 0.06 |
| NV | 38 | 7,809,010.00 | 2.23 |
| NY | 44 | 15,874,867.86 | 4.54 |
| OK | 2 | 399,878.35 | 0.11 |
| OR | 3 | 420,000.00 | 0.12 |
| PA | 1 | 241,600.00 | 0.07 |
| RI | 5 | 1,043,200.00 | 0.30 |
| SC | 1 | 120,800.00 | 0.03 |
| TX | 3 | 579,829.00 | 0.17 |
| UT | 23 | 3,414,064.04 | 0.98 |
| WA | 31 | 7,248,222.53 | 2.07 |
| WI | 1 | 144,800.00 | 0.04 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** |

**Collateral Grouped by Margin**

| AM TYPE MARGIN | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| **ARMS** | **1,281** | **349,186,752.61** | **99.93** |
| 4.000 - 4.499 | 86 | 19,545,936.16 | 5.59 |
| 5.000 - 5.499 | 1 | 358,864.00 | 0.10 |
| 6.000 - 6.499 | 1,193 | 328,961,952.45 | 94.14 |
| 6.500 - 6.999 | 1 | 320,000.00 | 0.09 |
| **FIXED** | **1** | **259,200.00** | **0.07** |
| 0.000 - 0.499 | 1 | 259,200.00 | 0.07 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** |

**Collateral Grouped by Index**

| INDEX | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| FIXED | 1 | 259,200.00 | 0.07 |
| WSJ-6MLIBOR | 1,281 | 349,186,752.61 | 99.93 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	1	259,200.00	0.07	6.30000	5.79500	259,200.00	360	356	4	722	37.00	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,093	302,175,705.39	86.47	6.46608	5.96108	276,470.15	360	357	3	666	41.55	80.00	99.96	5.92941	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	188	47,011,047.22	13.45	6.25260	5.74760	250,071.01	359	356	3	665	40.96	80.05	99.89	5.61860	2.00000	1.00000	6.00000	33
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**272,585.36**	**360**	**357**	**3**	**666**	**41.47**	**80.01**	**99.95**	**5.88757**	**2.00000**	**1.00000**	**6.00000**	**22**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	866	242,172,405.31	69.30
3 YEARS	148	35,388,231.35	10.13
5 YEARS	268	71,885,315.95	20.57
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Mortgage Insurance

TYPE MI	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV
LTV GT 80 w/out MI	**4**	**1,185,750.00**	**0.34**	**6.60430**	**0.50500**	**6.09930**	5.80000	7.45000	**140,250.00**	**425,000.00**	**296,437.50**	360	356	4	677	35.84	**85.00**	94.18
No MI	4	1,185,750.00	0.34	6.60430	0.50500	6.09930	5.80000	7.45000	140,250.00	425,000.00	296,437.50	360	356	4	677	35.84	85.00	94.18
LTV LE 80	**1,278**	**348,260,202.61**	**99.66**	**6.43667**	**0.50500**	**5.93167**	**5.25000**	**8.85000**	**80,000.00**	**680,000.00**	**272,510.70**	360	357	3	666	41.49	79.99	99.97
No MI	1,278	348,260,202.61	99.66	6.43667	0.50500	5.93167	5.25000	8.85000	80,000.00	680,000.00	272,510.70	360	357	3	666	41.49	79.99	99.97
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**0.50500**	**5.93224**	**5.25000**	**8.85000**	**80,000.00**	**680,000.00**	**272,585.36**	**360**	**357**	**3**	**666**	**41.47**	**80.01**	**99.95**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 NOVEMBER SETTLE

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	73	22,486,425.72	3.17	6.42072	5.91572	308,079.67	360	357	3	669	39.61	87.93	88.16	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,893	534,860,697.89	75.34	6.72200	6.21700	282,553.30	360	357	3	663	40.69	83.97	95.25	5.93388	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	554	152,575,564.84	21.49	6.62918	6.12418	275,426.35	360	357	3	665	39.56	85.90	92.01	5.65689	2.00000	1.00000	6.00000	33
TOTAL	**2,520**	**709,922,688.45**	**100.00**	**6.69251**	**6.18751**	**281,725.95**	**360**	**357**	**3**	**664**	**40.41**	**84.51**	**94.33**	**5.87240**	**2.00000**	**1.00000**	**6.00000**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	66	5,791,344.95	0.82	7.3034	6.7984	357	3	87,747.65	86.20	94.64	656
100,000.00 - 149,999.99	353	45,253,915.98	6.37	6.9139	6.4089	356	3	128,198.06	84.29	95.34	660
150,000.00 - 199,999.99	416	72,825,130.46	10.26	6.8560	6.3510	357	3	175,060.41	84.64	94.96	662
200,000.00 - 249,999.99	363	81,735,721.10	11.51	6.7474	6.2424	357	3	225,167.28	84.25	94.22	665
250,000.00 - 299,999.99	315	86,263,738.00	12.15	6.7250	6.2200	357	3	273,853.14	83.78	95.18	661
300,000.00 - 349,999.99	275	89,509,988.21	12.61	6.5409	6.0359	357	3	325,490.87	83.80	94.66	664
350,000.00 - 399,999.99	227	84,936,048.54	11.96	6.6319	6.1269	357	3	374,167.61	84.59	94.33	664
400,000.00 - 449,999.99	203	85,883,454.31	12.10	6.6689	6.1639	357	3	423,071.20	83.88	94.36	663
450,000.00 - 499,999.99	142	67,458,735.32	9.50	6.5280	6.0230	357	3	475,061.52	84.50	93.63	666
500,000.00 - 549,999.99	81	42,272,568.44	5.95	6.6790	6.1740	357	3	521,883.56	86.09	93.27	670
550,000.00 - 599,999.99	40	22,952,577.00	3.23	6.7089	6.2039	354	3	573,814.43	88.36	93.86	670
600,000.00 - 649,999.99	28	17,412,015.03	2.45	6.6920	6.1870	357	3	621,857.68	85.47	91.84	665
650,000.00 - 699,999.99	6	3,975,701.11	0.56	6.8467	6.3417	357	3	662,616.85	87.39	90.81	655
700,000.00 - 749,999.99	3	2,151,750.00	0.30	5.7484	5.2434	357	3	717,250.00	84.88	84.88	726
750,000.00 - 799,999.99	2	1,500,000.00	0.21	7.1750	6.6700	356	4	750,000.00	86.58	86.58	637
TOTAL	**2,520**	**709,922,688.45**	**100.00**	**6.6925**	**6.1875**	**357**	**3**	**281,715.35**	**84.51**	**94.33**	**664**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	78	25,933,793	3.65	5.3544	4.8494	356	3	5.2500	5.4870	332,485	80.21	92.21	690
5.500 - 5.749	131	38,011,828	5.35	5.5957	5.0907	357	3	5.5000	5.7000	290,167	80.99	94.86	677
5.750 - 5.999	210	63,417,876	8.93	5.8514	5.3464	357	3	5.7500	5.9950	301,990	82.65	92.25	674
6.000 - 6.249	283	84,430,001	11.89	6.0978	5.5928	357	3	6.0000	6.2250	298,339	81.62	95.26	675
6.250 - 6.499	328	96,506,318	13.59	6.3693	5.8643	357	3	6.2500	6.4900	294,227	82.57	95.31	667
6.500 - 6.749	331	97,027,920	13.67	6.6039	6.0989	357	3	6.5000	6.7000	293,136	83.80	94.84	660
6.750 - 6.999	342	93,446,135	13.16	6.8692	6.3642	357	3	6.7500	6.9950	273,234	84.46	94.85	657
7.000 - 7.249	189	50,479,223	7.11	7.0924	6.5874	357	3	7.0000	7.2370	267,086	85.49	94.07	658
7.250 - 7.499	184	49,054,062	6.91	7.3463	6.8413	357	3	7.2500	7.4750	266,598	86.55	93.94	649
7.500 - 7.749	142	36,498,748	5.14	7.5858	7.0808	355	3	7.5000	7.7250	257,033	89.55	93.40	657
7.750 - 7.999	107	27,396,026	3.86	7.8526	7.3476	357	3	7.7500	7.9900	256,038	89.60	94.05	651
8.000 - 8.249	54	14,248,890	2.01	8.0725	7.5675	357	3	8.0000	8.2370	263,868	92.58	93.20	654
8.250 - 8.499	54	13,137,761	1.85	8.3482	7.8432	357	3	8.2500	8.4750	243,292	92.34	93.77	664
8.500 - 8.749	31	7,663,520	1.08	8.5792	8.0742	353	3	8.5000	8.7000	247,210	92.18	93.29	643
8.750 - 8.999	24	5,183,947	0.73	8.8591	8.3541	357	3	8.7500	8.9900	215,998	93.63	94.10	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 NOVEMBER SETTLE

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
9.000 - 9.249	16	3,761,455	0.53	9.0931	8.5881	357	3	9.0000	9.2250	235,091	93.58	93.58	668
9.250 - 9.499	6	1,846,325	0.26	9.3037	8.7987	357	3	9.2500	9.4500	307,721	95.00	95.00	644
9.500 - 9.749	7	1,585,405	0.22	9.6125	9.1075	357	3	9.5000	9.6750	226,486	94.94	94.94	651
9.750 - 9.999	1	141,550	0.02	9.7750	9.2700	357	3	9.7750	9.7750	141,550	95.00	95.00	537
10.250 - 10.499	1	71,155	0.01	10.4000	9.8950	357	3	10.4000	10.4000	71,155	95.00	95.00	629
10.500 - 10.749	1	80,750	0.01	10.5000	9.9950	357	3	10.5000	10.5000	80,750	95.00	95.00	640
TOTAL	2,520	709,922,688	100.00	6.6925	6.1875	357	3	5.2500	10.5000	281,715	84.51	94.33	664

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
60.01 - 65.00	2	255,000.00	0.04	6.50490	5.99990	357	3	127,500.00	64.56	64.56	656
65.01 - 70.00	14	3,787,501.05	0.53	6.03619	5.53119	357	3	270,535.79	68.47	68.47	651
70.01 - 75.00	30	9,513,430.17	1.34	6.10053	5.59553	357	3	317,114.34	74.36	74.36	653
75.01 - 80.00	1,412	387,213,173.97	54.54	6.43129	5.92629	357	3	274,230.29	79.93	97.89	665
80.01 - 85.00	175	52,239,368.62	7.36	6.34898	5.84398	357	3	298,510.68	84.24	84.45	667
85.01 - 90.00	422	129,525,252.61	18.24	6.88624	6.38124	356	3	306,931.88	89.56	89.56	661
90.01 - 95.00	464	126,738,687.03	17.85	7.49754	6.99254	357	3	273,143.72	94.71	94.71	663
95.01 - 100.00	1	650,275.00	0.09	6.90000	6.39500	357	3	650,275.00	95.02	95.02	671
TOTAL	2,520	709,922,688.45	100.00	6.69251	6.18751	357	3	281,715.35	84.51	94.33	664

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
60.01 - 65.00	2	255,000.00	0.04	6.50490	5.99990	357	3	127,500.00	64.56	64.56	656
65.01 - 70.00	14	3,787,501.05	0.53	6.03619	5.53119	357	3	270,535.79	68.47	68.47	651
70.01 - 75.00	30	9,513,430.17	1.34	6.10053	5.59553	357	3	317,114.34	74.36	74.36	653
75.01 - 80.00	134	38,952,971.36	5.49	6.38326	5.87826	357	3	290,693.82	79.32	79.32	659
80.01 - 85.00	171	51,053,618.62	7.19	6.34305	5.83805	357	3	298,559.17	84.22	84.22	667
85.01 - 90.00	422	129,525,252.61	18.24	6.88624	6.38124	356	3	306,931.88	89.56	89.56	661
90.01 - 95.00	470	128,401,231.77	18.09	7.48592	6.98092	357	3	273,194.11	94.56	94.69	663
95.01 - 100.00	1,277	348,433,682.87	49.08	6.43732	5.93232	357	3	272,853.31	80.02	99.97	666
TOTAL	2,520	709,922,688.45	100.00	6.69251	6.18751	357	3	281,715.35	84.51	94.33	664

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
520 - 539	1	141,550.00	0.02	141,550.00	9.77500	95.00	95.00	537
560 - 579	2	694,000.00	0.10	347,000.00	6.80079	82.20	93.39	569
600 - 619	9	2,360,900.00	0.33	262,322.22	6.76057	84.75	92.40	608

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 NOVEMBER SETTLE

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	774	213,269,130.86	30.04	275,541.51	6.90419	84.99	93.56	629
640 - 659	606	167,553,896.61	23.60	276,491.58	6.75503	83.88	94.34	650
660 - 679	426	118,186,495.25	16.65	277,433.09	6.65716	84.81	93.92	668
680 - 699	315	94,573,659.02	13.32	300,233.84	6.54758	84.55	95.70	688
700 - 719	184	53,074,616.98	7.48	288,449.01	6.36173	83.86	95.50	709
720 - 739	102	29,298,767.74	4.13	287,242.82	6.38330	84.21	95.47	728
740 - 759	57	16,754,413.02	2.36	293,937.07	6.15406	83.83	94.45	748
760 - 779	36	11,127,630.97	1.57	309,100.86	6.38003	85.04	94.36	768
780 - 799	8	2,887,628.00	0.41	360,953.50	6.93659	89.08	89.08	786
TOTAL	**2,520**	**709,922,688.45**	**100.00**	**281,715.35**	**6.69251**	**84.51**	**94.33**	**664**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	164	58,975,860.62	8.31
Condominium	419	93,543,290.40	13.18
PUD	335	93,425,575.67	13.16
Single Family	1,602	463,977,961.76	65.36
TOTAL	**2,520**	**709,922,688.45**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	2,470	699,728,050.90	98.56
Second Home	50	10,194,637.55	1.44
TOTAL	**2,520**	**709,922,688.45**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	1,079	294,207,330.43	41.44
Limited	150	40,890,352.72	5.76
Stated Income	1,291	374,825,005.30	52.80
TOTAL	**2,520**	**709,922,688.45**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

**Collateral Grouped by Back Ratio (DTI)**

| BACK RATIO | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg BACK RATIO |
|---|---|---|---|---|---|---|---|---|
| 0.01 - 5.00 | 3 | 1,133,400.00 | 0.16 | 377,800.00 | 6.83675 | 90.36 | 90.36 | 3.69 |
| 5.01 - 10.00 | 15 | 4,336,159.97 | 0.61 | 289,077.33 | 6.38169 | 84.51 | 92.85 | 8.95 |
| 10.01 - 15.00 | 23 | 6,764,410.64 | 0.95 | 294,104.81 | 6.25097 | 83.64 | 93.36 | 13.05 |
| 15.01 - 20.00 | 41 | 8,468,647.25 | 1.19 | 206,552.37 | 6.72672 | 86.48 | 92.49 | 18.28 |
| 20.01 - 25.00 | 87 | 20,577,987.25 | 2.90 | 236,528.59 | 6.52830 | 86.48 | 93.21 | 23.02 |
| 25.01 - 30.00 | 160 | 37,917,545.36 | 5.34 | 236,984.66 | 6.74767 | 85.67 | 92.23 | 28.23 |
| 30.01 - 35.00 | 271 | 72,525,882.88 | 10.22 | 267,623.18 | 6.65105 | 84.65 | 93.28 | 33.08 |
| 35.01 - 40.00 | 485 | 131,206,450.76 | 18.48 | 270,528.76 | 6.71514 | 84.98 | 94.25 | 38.05 |
| 40.01 - 45.00 | 693 | 201,706,987.75 | 28.41 | 291,063.47 | 6.70164 | 84.19 | 94.61 | 43.11 |
| 45.01 - 50.00 | 717 | 218,114,313.15 | 30.72 | 304,204.06 | 6.70045 | 83.92 | 95.08 | 47.67 |
| 50.01 - 55.00 | 25 | 7,170,903.44 | 1.01 | 286,836.14 | 6.92009 | 87.25 | 94.44 | 52.02 |
| **TOTAL** | **2,520** | **709,922,688.45** | **100.00** | **281,715.35** | **6.69251** | **84.51** | **94.33** | **40.41** |

**Collateral Grouped by Loan Purpose**

| LOAN PURP | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| Cash Out Refinance | 889 | 257,202,320.84 | 36.23 |
| Purchase | 1,526 | 427,429,741.76 | 60.21 |
| Rate/Term Refinance | 105 | 25,290,625.85 | 3.56 |
| **TOTAL** | **2,520** | **709,922,688.45** | **100.00** |

**Collateral Grouped by Lien**

| LIEN | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|
| First Lien | 2,520 | 709,922,688.45 | 100.00 | 281,715.35 | 6.69251 | 94.33 | 664 |
| **TOTAL** | **2,520** | **709,922,688.45** | **100.00** | **281,715.35** | **6.69251** | **94.33** | **664** |

**Collateral Grouped by Balloon Flag**

| BALLOON | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| No | 2,520 | 709,922,688.45 | 100.00 |
| **TOTAL** | **2,520** | **709,922,688.45** | **100.00** |

**Collateral Grouped by Prepay Penalty**

| PREPAY PP DESC | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| No | 571 | 164,574,262.80 | 23.18 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No PP	571	164,574,262.80	23.18
Yes	**1,949**	**545,348,425.65**	**76.82**
1Y PP	120	38,181,861.46	5.38
2Y PP	1,530	423,226,251.80	59.62
3Y PP	299	83,940,312.39	11.82
TOTAL	**2,520**	**709,922,688.45**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	2	474,797.03	0.07
AZ	167	28,945,407.16	4.08
CA	1,034	366,747,387.85	51.66
CO	66	13,195,377.90	1.86
CT	12	2,911,550.00	0.41
DE	6	982,745.56	0.14
FL	408	87,227,675.10	12.29
GA	23	3,969,049.35	0.56
HI	21	7,436,564.40	1.05
IA	3	415,500.00	0.06
ID	2	230,770.42	0.03
IL	145	34,368,314.52	4.84
IN	8	809,753.00	0.11
KS	3	533,800.00	0.08
KY	1	100,400.00	0.01
LA	3	635,500.00	0.09
MA	34	10,228,159.06	1.44
MD	82	24,654,645.37	3.47
ME	2	358,250.00	0.05
MI	27	4,405,066.51	0.62
MN	45	8,983,525.68	1.27
MO	13	1,641,933.37	0.23
MT	1	117,600.00	0.02
NC	7	969,640.00	0.14
NH	1	267,200.00	0.04
NJ	54	16,462,844.67	2.32
NM	7	1,066,851.61	0.15
NV	84	19,476,919.34	2.74
NY	103	41,183,339.84	5.80
OH	11	1,714,868.03	0.24
OK	4	716,027.38	0.10
OR	13	2,687,901.70	0.38
PA	10	1,905,102.47	0.27
RI	6	1,285,200.00	0.18
SC	3	394,399.33	0.06

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TN	3	386,199.00	0.05
TX	7	1,543,451.42	0.22
UT	39	6,477,562.37	0.91
VT	1	262,105.98	0.04
WA	56	13,335,748.03	1.88
WI	3	413,555.00	0.06
TOTAL	2,520	709,922,688.45	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	2,447	687,436,262.73	96.83
4.000 - 4.499	176	43,611,573.58	6.14
5.000 - 5.499	2	843,864.00	0.12
5.500 - 5.999	1	454,500.00	0.06
6.000 - 6.499	2,267	642,206,325.15	90.46
6.500 - 6.999	1	320,000.00	0.05
FIXED	73	22,486,425.72	3.17
0.000 - 0.499	73	22,486,425.72	3.17
TOTAL	2,520	709,922,688.45	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	73	22,486,425.72	3.17
WSJ-6MLIBOR	2,447	687,436,262.73	96.83
TOTAL	2,520	709,922,688.45	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	73	22,486,425.72	3.17	6.42072	5.91572	308,079.67	360	357	3	669	39.61	87.93	88.16	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,893	534,860,697.89	75.34	6.72200	6.21700	282,553.30	360	357	3	663	40.69	83.97	95.25	5.93388	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	554	152,575,564.84	21.49	6.62918	6.12418	275,426.35	360	357	3	665	39.56	85.90	92.01	5.65689	2.00000	1.00000	6.00000	33
TOTAL	2,520	709,922,688.45	100.00	6.69251	6.18751	281,725.95	360	357	3	664	40.41	84.51	94.33	5.87240	2.00000	1.00000	6.00000	23

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-AQ2 NOVEMBER SETTLE

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	1,635	466,599,569.01	65.73
3 YEARS	496	133,810,587.38	18.85
5 YEARS	389	109,512,532.06	15.43
TOTAL	2,520	709,922,688.45	100.00

Collateral Grouped by Mortgage Insurance

TYPE MI	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV
LTV GT 80 w/out MI	1,062	309,153,583.26	43.55	7.04609	0.50500	6.54109	5.25000	10.50000	61,710.00	750,000.00	291,120.05	360	356	3	663	39.35	90.78	90.82
No MI	1,062	309,153,583.26	43.55	7.04609	0.50500	6.54109	5.25000	10.50000	61,710.00	750,000.00	291,120.05	360	356	3	663	39.35	90.78	90.82
LTV LE 80	1,458	400,769,105.19	56.45	6.41976	0.50500	5.91476	5.25000	8.85000	78,400.00	684,000.00	274,883.34	360	357	3	665	41.23	79.68	97.03
No MI	1,458	400,769,105.19	56.45	6.41976	0.50500	5.91476	5.25000	8.85000	78,400.00	684,000.00	274,883.34	360	357	3	665	41.23	79.68	97.03
TOTAL	2,520	709,922,688.45	100.00	6.69251	0.50500	6.18751	5.25000	10.50000	61,710.00	750,000.00	281,725.95	360	357	3	664	40.41	84.51	94.33

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Deal Name: BSABS 2005-AQ2

Data

WA DTI: 40.41

Please populate column D (&E) with the corresponding pool characteristics in Column B.
- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

Loan Balance Distribution			Data (#)	Data (%)
	$ 0-25,000	# & %		
	$ 25,001-50,000	# & %		
	$ 50,001-75,000	# & %	7	0.07
	$ 75,001-100,000	# & %	60	0.76
	$ 100,001-150,000	# & %	354	6.4
	$ 150,001-200,000	# & %	424	10.5
	$ 200,001-250,000	# & %	356	11.34
	$ 250,001-300,000	# & %	322	12.47
	$ 300,001-350,000	# & %	267	12.28
	$ 350,001-400,000	# & %	239	12.65
	$ 400,001-450,000	# & %	195	11.69
	$ 450,001-500,000	# & %	138	9.26
	$ 500,001-550,000	# & %	80	5.89
	$ 550,001-600,000	# & %	44	3.58
	$ 600,001-650,000	# & %	23	2.03
	$ 650,001-700,000	# & %	6	0.56
	$ 700,001-750,000	# & %	5	0.51
	$ 750,001-800,000	# & %		
	$ 800,001-850,000	# & %		
	$ 850,001-900,000	# & %		
	$ 900,001-950,000	# & %		
	$ 950,001-1,000,000	# & %		
	> $ 1,000,001	# & %		

Geographic Distribution			Data
	AL	%	0.07
	AZ	%	4.08
	CA	%	51.66
	CO	%	1.86
	CT	%	0.41
	DE	%	0.14
	FL	%	12.29
	GA	%	0.56
	HI	%	1.05
	IA	%	0.06
	ID	%	0.03
	IL	%	4.84
	IN	%	0.11
	KS	%	0.08
	KY	%	0.01
	LA	%	0.09
	MA	%	1.44
	MD	%	3.47
	ME	%	0.05
	MI	%	0.62
	MN	%	1.27
	MO	%	0.23
	MT	%	0.02
	NC	%	0.14
	NH	%	0.04
	NJ	%	2.32
	NM	%	0.15
	NV	%	2.74
	NY	%	5.8
	OH	%	0.24
	OK	%	0.1
	OR	%	0.38
	PA	%	0.27
	RI	%	0.18
	SC	%	0.06
	TN	%	0.05
	TX	%	0.22
	UT	%	0.91
	VT	%	0.04
	WA	%	1.88
	WI	%	0.06

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	% of Total Pool	WA FICO	WA LTV	% Owner Occupied	% Purchase	% Investor	WA DTI	% Full Doc
2/28 ARM 24 Month IO	na	1635	466,599,569.01	285,382.00	65.73	65.73	663.00	84.38	98.37	64.66	-	40.53	36.30
2/28 ARM 36 Month IO	na	7	1,279,342.00	182,763.14	0.18	0.18	642.00	86.75	100.00	65.10	-	39.73	41.27
2/28 ARM 60 Month IO	na	251	66,981,786.88	266,859.71	9.44	9.44	665.00	81.09	99.38	81.90	-	41.80	37.47
2/28 ARM 120 Month IO	na	0	0	0	-	-	0	0	0	0	0	0	0
3/27 ARM 24 Month IO	na	0	0	0	-	-	0	0	0	0	0	0	0
3/27 ARM 36 Month IO	na	486	131,482,120.82	270,539.34	18.52	18.52	663.00	86.31	98.97	43.45	-	39.26	53.42
3/27 ARM 60 Month IO	na	68	21,093,444.02	310,197.71	2.97	2.97	673.00	83.33	98.14	51.83	-	41.41	56.66
5/25 ARM 60 Month IO	na	0	0	0	-	-	0	0	0	0	0	0	0
30 Fixed IO		73	22,486,425.72	308,033.23	3.17	3.17	669.00	87.93	98.06	8.70	-	39.61	75.77
15 Fixed IO		0	0	0	-	-	0	0	0	0	0	0	0
Other IO		0	0	0	0	0	0	0	0	0	0	0	0
Totals:		2520	709,922,688.45	281,715.35	100.00	100.00	664.00	84.51	98.56	60.21	-	40.41	41.44

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. *Columns G, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.*

Initial Periodic Caps									
Product Type	1.00%	1.50%	2.00%	2.50%	3.00%	3.50%	4.00%	4.50%	5.00%
2/28 ARM 24 Month IO			466,599,569						
2/28 ARM 36 Month IO			1,279,342						
2/28 ARM 60 Month IO			66,981,787						
2/28 ARM 120 Month IO									
3/27 ARM 24 Month IO									
3/27 ARM 36 Month IO			131,482,121						
3/27 ARM 60 Month IO			21,093,444						
5/25 ARM 60 Month IO			-						
Other IO									

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

DFGH 2005 HE2
TOTAL

Total Number of Loans	**2,520**
Total Loan Balance	**709,922,688**
Average Loan Balance	**281,715**
WA CLTV (w/o Silent Seconds)	**84.51%**
WAC	**6.69%**
WA FICO	**664**
WALA	**3**
WAM	**357**
Fxd Rate	**3**
IOs	**100**
MH	**0**
1st Lien	**100**
2nd Lien	**0**
Occupancy--OO	**98.56**
Doc Type--Full/Alternative	**41.44**
Stated Doc	**52.80**
Cash Out Refi	**36.23**
Purchase	**60.21**

Loans with silent seconds :

% of Portfolio w/ SS	**49.22%**
$ amount	**349,445,953**
# of First Liens w/ SS	**1,282**
CLTV of Total Portfolo (that includes silent 2nds)	**94.3%**
California	**51.66%**
Prepay Penalties	**76.82%**
Pre-Funding Balance	**-**
Expected Final Pool	**709,922,688**

Mortgage Rate	Balance	
5.000 - 5.499	25,933,793	3.7%
5.500 - 5.999	101,429,703	14.3%
6.000 - 6.499	180,936,320	25.5%
6.500 - 6.999	190,474,056	26.8%
7.000 - 7.499	99,533,285	14.0%
7.500 - 7.999	63,894,774	9.0%
8.000 - 8.499	27,386,651	3.9%
8.500 - 8.999	12,847,467	1.8%
9.000 - 9.499	5,607,780	0.8%
9.500 - 9.999	1,726,955	0.2%
10.000 - 10.499	71,155	0.0%

10.500 - 10.999	80,750	0.0%
11.000 - 11.499	-	0.0%
11.500 - 11.999	-	0.0%
12.000 - 12.499	-	0.0%
	709,922,689	**100.0%**

Gross Margin

	Balance	
2.000 - 2.500	-	0.0%
2.500 - 2.999	-	0.0%
3.000 - 3.499	-	0.0%
3.500 - 3.999	-	0.0%
4.000 - 4.499	43,611,574	6.1%
4.500 - 4.999	-	0.0%
5.000 - 5.499	843,864	0.1%
5.500 - 5.999	454,500	0.1%
6.000 - 6.499	642,206,325	90.5%
6.500 - 6.999	320,000	0.1%
7.000 - 7.499	-	0.0%
7.500 - 7.999	-	0.0%
8.000 - 8.499	-	0.0%
8.500 - 8.999	-	0.0%
9.000 - 9.499	-	0.0%
9.500 - 9.999	-	0.0%
10.000 - 10.499	-	0.0%
Fixed	22,486,426	3.2%
	709,922,689	**100.00%**

ARM Maximum Rate

	Balance	
11.000 - 11.499	25,670,903	3.6%
11.500 - 11.999	96,318,225	13.6%
12.000 - 12.499	173,217,622	24.4%
12.500 - 12.999	182,859,434	25.8%
13.000 - 13.499	98,821,596	13.9%
13.500 - 13.999	63,141,224	8.9%
14.000 - 14.499	27,386,651	3.9%
14.500 - 14.999	12,847,467	1.8%
15.000 - 15.499	5,607,780	0.8%
15.500 - 15.999	1,413,455	0.2%
16.000 - 16.499	71,155	0.0%
16.500 - 16.999	80,750	0.0%
Fixed	22,486,426	3.2%
	709,922,688	**100.01%**

ARM Minimum Rate	Balance	
5.000 - 5.499	25,670,903	3.6%
5.500 - 5.999	96,318,225	13.6%
6.000 - 6.499	173,217,622	24.4%
6.500 - 6.999	182,859,434	25.8%
7.000 - 7.499	98,821,596	13.9%
7.500 - 7.999	63,141,224	8.9%
8.000 - 8.499	27,386,651	3.9%
8.500 - 8.999	12,847,467	1.8%
9.000 - 9.499	5,607,780	0.8%
9.500 - 9.999	1,413,455	0.2%
10.000 - 10.499	71,155	0.0%
10.500 - 10.999	80,750	0.0%
Fixed	22,486,426	3.2%
	709,922,688	**100.01%**

Initial Cap (%)		Unpaid Principal Balance ($)	% of Pool by Principal Balance %
	1.00	-	0.00%
	1.50	-	0.00%
	2.00	687,436,263.00	96.83%
	3.00	-	0.00%
Fixed		22,486,426.00	3.17%
Total:		709,922,689.00	100.00%

Periodic Cap (%)		Number of Loans	Unpaid Principal Balance ($)
	1.00		-
	1.50		-
	2.00	2,447	687,436,263.00
Fixed		73	22,486,426
Total:		2,520	709,922,689.00

	709,922,688	**100.01%**

CLTV's (w/0 Silent Seconds)	Balance	
0.01 - 50.00	-	0.0%
50.01 - 55.00	-	0.0%
55.01 - 60.00	-	0.0%
60.01 - 65.00	255,000	0.0%
65.01 - 70.00	3,787,501	0.5%
70.01 - 75.00	9,513,430	1.3%
75.01 - 80.00	387,213,174	54.5%

80.01 - 85.00	52,239,369	7.4%
85.01 - 90.00	129,525,253	18.2%
90.01 - 95.00	126,738,687	17.9%
95.01 - 100.00	650,275	0.1%
	709,922,689	**100.0%**

Credit Scores

	Balance	
<500	-	0.0%
500 - 519	-	0.0%
520 - 539	141,550	0.0%
540 - 559		
560 - 579	694,000	0.1%
580 - 599		
600 - 619	215,630,031	30.4%
620 - 639		
640 - 659	167,553,897	23.6%
660 - 679	118,186,495	16.7%
680 - 699	94,573,659	13.3%
700 - 719	53,074,617	7.5%
720 - 739	29,298,768	4.1%
740 - 759	16,754,413	2.4%
>= 760	14,015,259	2.0%
	709,922,689	**2.0%**

DTI	UPB	%
<= 0.000%	$6,561,930.00	0.92%
11.001% - 16.000%	7,563,579.00	0.0107
16.001% - 21.000%	11,045,772.00	0.0156
21.001% - 26.000%	21,177,135.00	0.0298
26.001% - 31.000%	44,237,145.00	0.0623
31.001% - 36.000%	82,941,662.00	0.1168
36.001% - 41.000%	142,913,349.00	0.2013
41.001% - 46.000%	210,760,494.00	0.2969
46.001% - 51.000%	178,195,355.00	0.251
51.001% - 56.000%	4,526,269.00	0.0064
66.001% - 71.000%	0.00	0
Total:	$709,922,690.00	100.00%
	709,922,690	**100.0%**

Loan Balance

	Balance	
Original Principal Balance ($)	% of Pool Unpaid Principal Balance ($)	#VALUE!
50,000 or less	-	0.0%
50,001 - 100,000	5,891,345.00	0.8%
100,001 - 150,000	45,453,916.00	6.4%

150,001 - 200,000	74,525,130.00	10.5%
200,001 - 250,000	80,485,721.00	11.3%
250,001 - 300,000	88,513,738.00	12.5%
300,001 - 350,000	87,209,988.00	12.3%
350,001 - 400,000	89,836,049.00	12.7%
400,001 - 450,000	82,983,454.00	11.7%
450,001 - 500,000	65,758,735.00	9.3%
500,001 - 550,000	41,822,568.00	5.9%
550,001 - 600,000	25,402,577.00	3.6%
600,001 - 650,000	14,412,015.00	2.0%
650,001 - 700,000	3,975,701.00	0.6%
700,001 - 750,000	3,651,750.00	0.5%
750,001 - 800,000		
800,001 - 850,000	-	0.0%
Total:	709,922,687	99.99%
	1,419,845,374	**#VALUE!**

Occupancy Types

	Balance	
Primary	699,728,051	98.6%
Second Home	10,194,638	1.4%
Investment	-	0.0%
	709,922,689	**100.0%**

Loan Term

	Balance	%
116 - 120		
176 - 180	147,250	0.0200%
231 - 235		
236 - 240	790,000	0.1100%
346 - 350		
351 - 355		
356 - 360	708,985,438	99.8700%
	709,922,688	**0.1%**

Loan Purpose

	Balance	
Purchase	427,429,742	60.2%
Refi (Cashout)	257,202,321	36.2%
Debt Consolidation		
Home Improvement		
Refi (Rate Term)	25,290,626	3.6%
	709,922,689	**100.0%**

Product Type

	Balance	
Fixed	22,486,426	3.2%
Floating	687,436,263	96.8%
	709,922,689	**100.0%**

Interest Only

	Balance	
2YR IO	466,599,569	65.7%
3YR IO	133,810,587	18.9%
5YR IO	109,512,532	15.4%
7YR IO		0.0%
10YR IO		0.0%
NON IO	-	0.0%
	709,922,688	**100.0%**

Hybrid Types

	Balance	
6MO ARM	-	0.0%
2/28 ARM	534,860,698	75.3%
3/27 ARM	152,575,565	21.5%
5/25 ARM	-	0.0%
15/15 ARM	-	0.0%
Fixed	22,486,426	3.2%
	709,922,689	**100.0%**

Property Type	Balance	
Single Family	463,977,962	65.4%
PUD	93,425,576	13.2%
2-4 Family	58,975,861	8.3%
Condo	93,543,290	13.2%
MH	-	0.0%
Townhouse	-	0.0%
	709,922,689	**100.0%**

Documentation	Balance	
Full	294,207,330	41.4%
Reduced	40,890,353	5.8%
Stated	374,825,005	52.8%
No Doc		0.0%
	709,922,688	**100.0%**

Lien Priority	Balance	
First	709,922,688	100.0%
Second	-	0.0%
	709,922,688	**100.0%**

Mortgage Insurance		
Mortgage Insurance	-	0.0%
Not Insured	709,922,688	100.0%
Coverage Down to:		
	709,922,688	**100.0%**

	Originator	Servicer
[Names of originators & servicers]		

AMERIQUEST EMC

Geographic Distribution-States

State	Balance	
Alabama	474,797	0.1%
Arizona	28,945,407	4.1%
California	366,747,388	51.7%
Colorado	13,195,378	1.9%
Connecticut	2,911,550	0.4%
Delaware	982,746	0.1%
Florida	87,227,675	12.3%
Georgia	3,969,049	0.6%
Hawaii	7,436,564	1.1%
Idaho	230,770	0.0%
Illinois	34,368,315	4.8%
Indiana	809,753	0.1%
Iowa	415,500	0.1%
Kansas	533,800	0.1%
Kentucky	100,400	0.0%
Louisiana	635,500	0.1%
Maine	358,250	0.1%
Maryland	24,654,645	3.5%
Massachusetts	10,228,159	1.4%
Michigan	4,405,067	0.6%
Minnesota	8,983,526	1.3%
Missouri	1,641,933	0.2%
Montana	117,600	0.0%
Nevada	19,476,919	2.7%
New Hampshire	267,200	0.0%
New Jersey	16,462,845	2.3%
New Mexico	1,066,852	0.2%
New York	41,183,340	5.8%
North Carolina	969,640	0.1%
Ohio	1,714,868	0.2%
Oklahoma	716,027	0.1%
Oregon	2,687,902	0.4%
Pennsylvania	1,905,102	0.3%
Rhode Island	1,285,200	0.2%
South Carolina	394,399	0.1%
Tennessee	386,199	0.1%
Texas	1,543,451	0.2%
Utah	6,477,562	0.9%
Vermont	262,106	0.0%
Washington	13,335,748	1.9%
Wisconsin	413,555	0.1%
	709,922,687	**100.0%**

Geographic Distribution-MSAs

MSA	Balance
DON'T HAVE MSA DATA AT THIS TIME	

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	1	259,200.00	0.07	6.30000	5.79500	259,200.00	360	356	4	722	37.00	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,093	302,175,705.39	86.47	6.46608	5.96108	276,470.15	360	357	3	666	41.55	80.00	99.96	5.92941	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	188	47,011,047.22	13.45	6.25260	5.74760	250,071.01	359	356	3	665	40.96	80.05	99.89	5.61860	2.00000	1.00000	6.00000	33
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.43724**	**5.93224**	**272,585.36**	**360**	**357**	**3**	**666**	**41.47**	**80.01**	**99.95**	**5.88757**	**2.00000**	**1.00000**	**6.00000**	**22**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	27	2,465,381.99	0.71	6.6516	6.1466	357	3	91,310.44	80.00	99.82	649
100,000.00 - 149,999.99	197	25,080,728.21	7.18	6.5944	6.0894	357	3	127,313.34	80.02	99.96	661
150,000.00 - 199,999.99	214	37,720,647.87	10.79	6.5506	6.0456	357	3	176,264.71	80.02	99.94	663
200,000.00 - 249,999.99	181	40,907,385.72	11.71	6.4350	5.9300	356	3	226,007.66	79.98	99.89	665
250,000.00 - 299,999.99	180	49,164,662.51	14.07	6.5563	6.0513	357	3	273,137.01	80.00	99.99	664
300,000.00 - 349,999.99	150	48,703,118.54	13.94	6.3731	5.8681	357	3	324,687.46	80.00	99.97	669
350,000.00 - 399,999.99	111	41,446,369.69	11.86	6.3830	5.8780	357	3	373,390.72	80.00	99.96	665
400,000.00 - 449,999.99	107	45,418,865.51	13.00	6.4560	5.9510	357	3	424,475.38	80.09	99.89	665
450,000.00 - 499,999.99	65	30,808,905.37	8.82	6.2178	5.7128	357	3	473,983.16	80.00	99.99	669
500,000.00 - 549,999.99	29	15,172,735.20	4.34	6.4260	5.9210	357	3	523,197.77	80.00	100.00	672
550,000.00 - 599,999.99	11	6,321,152.00	1.81	6.0498	5.5448	357	3	574,650.18	80.00	100.00	688
600,000.00 - 649,999.99	9	5,556,000.00	1.59	6.3429	5.8379	357	3	617,333.33	79.83	99.79	660
650,000.00 - 699,999.99	1	680,000.00	0.19	6.3000	5.7950	357	3	680,000.00	80.00	100.00	622
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**6.4372**	**5.9322**	**357**	**3**	**272,578.75**	**80.01**	**99.95**	**666**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	48	15,569,071	4.46	5.3529	4.8479	355	3	5.2500	5.4500	324,356	80.00	100.00	697
5.500 - 5.749	94	26,381,081	7.55	5.5968	5.0918	357	3	5.5000	5.7000	280,650	79.99	99.98	677
5.750 - 5.999	112	30,686,206	8.78	5.8379	5.3329	357	3	5.7500	5.9950	273,984	80.06	99.89	677
6.000 - 6.249	201	57,655,459	16.50	6.1012	5.5962	357	3	6.0000	6.2250	286,843	79.98	99.96	678
6.250 - 6.499	213	61,651,419	17.64	6.3738	5.8688	357	3	6.2500	6.4900	289,443	80.01	99.96	669
6.500 - 6.749	196	53,532,548	15.32	6.6109	6.1059	357	3	6.5000	6.7000	273,125	80.00	100.00	659
6.750 - 6.999	187	48,705,470	13.94	6.8550	6.3500	357	3	6.7500	6.9900	260,457	79.98	99.93	651
7.000 - 7.249	90	21,963,170	6.29	7.0833	6.5783	357	3	7.0000	7.2370	244,035	80.10	99.83	653
7.250 - 7.499	71	18,263,415	5.23	7.3460	6.8410	357	3	7.2500	7.4750	257,231	80.05	99.90	645
7.500 - 7.749	32	7,011,193	2.01	7.5722	7.0672	357	3	7.5000	7.7000	219,100	80.00	100.00	651
7.750 - 7.999	25	6,096,598	1.74	7.8578	7.3528	357	3	7.7500	7.9750	243,864	80.00	99.99	651
8.000 - 8.249	4	443,920	0.13	8.1112	7.6062	357	3	8.0500	8.1500	110,980	80.00	100.00	648
8.250 - 8.499	5	940,884	0.27	8.2722	7.7672	357	3	8.2500	8.4000	188,177	80.00	100.00	648
8.500 - 8.749	3	423,920	0.12	8.5887	8.0837	357	3	8.5000	8.7000	141,307	80.00	100.00	643
8.750 - 8.999	1	121,600	0.03	8.8500	8.3450	357	3	8.8500	8.8500	121,600	80.00	100.00	636
TOTAL	**1,282**	**349,445,953**	**100.00**	**6.4372**	**5.9322**	**357**	**3**	**5.2500**	**8.8500**	**272,579**	**80.01**	**99.95**	**666**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

## Collateral Grouped by Original Loan-to-Value Ratio

| LOAN TO VALUE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 75.01 - 80.00 | 1,278 | 348,260,202.61 | 99.66 | 6.43667 | 5.93167 | 357 | 3 | 272,504.07 | 79.99 | 99.97 | 666 |
| 80.01 - 85.00 | 4 | 1,185,750.00 | 0.34 | 6.60430 | 6.09930 | 356 | 4 | 296,437.50 | 85.00 | 94.18 | 677 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** | **6.43724** | **5.93224** | **357** | **3** | **272,578.75** | **80.01** | **99.95** | **666** |

## Collateral Grouped by Original Combined Loan-to_Value Ratio

| COMBO LTV | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 90.01 - 95.00 | 6 | 1,662,544.74 | 0.48 | 6.60021 | 6.09521 | 356 | 4 | 277,090.79 | 83.53 | 93.66 | 674 |
| 95.01 - 100.00 | 1,276 | 347,783,407.87 | 99.52 | 6.43646 | 5.93146 | 357 | 3 | 272,557.53 | 79.99 | 99.98 | 666 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** | **6.43724** | **5.93224** | **357** | **3** | **272,578.75** | **80.01** | **99.95** | **666** |

## Collateral Grouped by Fico Score

| FICO SCORE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|
| 560 - 579 | 1 | 388,000.00 | 0.11 | 388,000.00 | 6.90000 | 80.00 | 100.00 | 562 |
| 600 - 619 | 5 | 902,400.00 | 0.26 | 180,480.00 | 6.18644 | 80.00 | 100.00 | 612 |
| 620 - 639 | 353 | 91,567,393.86 | 26.20 | 259,397.72 | 6.64283 | 79.99 | 99.95 | 629 |
| 640 - 659 | 324 | 87,912,076.08 | 25.16 | 271,333.57 | 6.54950 | 80.00 | 99.94 | 650 |
| 660 - 679 | 201 | 53,988,731.84 | 15.45 | 268,600.66 | 6.42839 | 80.00 | 99.95 | 668 |
| 680 - 699 | 184 | 52,984,658.42 | 15.16 | 287,960.10 | 6.29588 | 80.04 | 99.95 | 688 |
| 700 - 719 | 109 | 31,120,743.12 | 8.91 | 285,511.40 | 6.13654 | 80.06 | 99.92 | 709 |
| 720 - 739 | 56 | 16,497,752.75 | 4.72 | 294,602.73 | 6.14552 | 80.00 | 100.00 | 727 |
| 740 - 759 | 32 | 8,898,373.20 | 2.55 | 278,074.16 | 6.01607 | 80.00 | 100.00 | 748 |
| 760 - 779 | 17 | 5,185,823.34 | 1.48 | 305,048.43 | 5.90446 | 80.00 | 100.00 | 767 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** | **272,578.75** | **6.43724** | **80.01** | **99.95** | **666** |

## Collateral Grouped by Property Type

| PROPTYPE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE |
|---|---|---|---|
| 2-4 Family | 81 | 27,810,123.26 | 7.96 |
| Condominium | 269 | 59,697,087.99 | 17.08 |
| PUD | 166 | 44,965,436.94 | 12.87 |
| Single Family | 766 | 216,973,304.42 | 62.09 |
| **TOTAL** | **1,282** | **349,445,952.61** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	1,281	349,025,202.61	99.88
Second Home	1	420,750.00	0.12
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	500	125,177,381.74	35.82
Limited	68	18,598,247.76	5.32
Stated Income	714	205,670,323.11	58.86
TOTAL	**1,282**	**349,445,952.61**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	7	1,807,880.00	0.52	258,268.57	5.91316	80.00	100.00	8.43
10.01 - 15.00	10	3,290,611.35	0.94	329,061.14	5.90812	80.00	100.00	13.00
15.01 - 20.00	16	2,614,224.00	0.75	163,389.00	6.22015	80.25	99.71	18.31
20.01 - 25.00	29	6,928,671.84	1.98	238,919.72	6.06415	80.00	100.00	23.00
25.01 - 30.00	56	12,453,602.14	3.56	222,385.75	6.38961	79.99	99.95	27.95
30.01 - 35.00	121	31,513,100.14	9.02	260,438.84	6.41806	80.07	99.93	33.25
35.01 - 40.00	240	60,788,330.05	17.40	253,284.71	6.41938	80.00	99.99	38.17
40.01 - 45.00	381	105,475,888.75	30.18	276,839.60	6.45977	80.02	99.94	43.22
45.01 - 50.00	413	121,995,340.34	34.91	295,388.23	6.48000	79.99	99.94	47.67
50.01 - 55.00	9	2,578,304.00	0.74	286,478.22	6.64276	80.00	99.99	52.09
TOTAL	**1,282**	**349,445,952.61**	**100.00**	**272,578.75**	**6.43724**	**80.01**	**99.95**	**41.47**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	112	25,319,158.73	7.25
Purchase	1,131	316,694,797.26	90.63
Rate/Term Refinance	39	7,431,996.62	2.13
TOTAL	**1,282**	**349,445,952.61**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,282	349,445,952.61	100.00	272,578.75	6.43724	99.95	666
TOTAL	1,282	349,445,952.61	100.00	272,578.75	6.43724	99.95	666

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,282	349,445,952.61	100.00
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	243	64,869,240.75	18.56
No PP	243	64,869,240.75	18.56
Yes	1,039	284,576,711.86	81.44
1Y PP	60	18,101,461.46	5.18
2Y PP	909	248,562,704.91	71.13
3Y PP	70	17,912,545.49	5.13
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	1	254,397.03	0.07
AZ	46	7,304,115.84	2.09
CA	621	211,088,101.81	60.41
CO	44	7,711,344.25	2.21
CT	7	1,744,000.00	0.50
DE	2	402,650.46	0.12
FL	199	38,124,062.82	10.91
GA	12	1,862,531.73	0.53
HI	12	3,725,274.34	1.07
IA	2	306,000.00	0.09
ID	2	230,770.42	0.07
IL	61	12,420,669.58	3.55
IN	5	582,323.00	0.17
KS	2	304,800.00	0.09
KY	1	100,400.00	0.03
MA	26	7,507,666.58	2.15
MD	20	5,305,796.97	1.52

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ME	2	358,250.00	0.10
MI	10	1,654,247.00	0.47
MN	26	4,786,699.00	1.37
MO	2	218,800.00	0.06
MT	1	117,600.00	0.03
NC	3	368,140.00	0.11
NH	1	267,200.00	0.08
NJ	20	5,188,720.00	1.48
NM	2	215,120.00	0.06
NV	38	7,809,010.00	2.23
NY	44	15,874,867.86	4.54
OK	2	399,878.35	0.11
OR	3	420,000.00	0.12
PA	1	241,600.00	0.07
RI	5	1,043,200.00	0.30
SC	1	120,800.00	0.03
TX	3	579,829.00	0.17
UT	23	3,414,064.04	0.98
WA	31	7,248,222.53	2.07
WI	1	144,800.00	0.04
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	1,281	349,186,752.61	99.93
4.000 - 4.499	86	19,545,936.16	5.59
5.000 - 5.499	1	358,864.00	0.10
6.000 - 6.499	1,193	328,961,952.45	94.14
6.500 - 6.999	1	320,000.00	0.09
FIXED	1	259,200.00	0.07
0.000 - 0.499	1	259,200.00	0.07
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	1	259,200.00	0.07
WSJ-6MLIBOR	1,281	349,186,752.61	99.93
TOTAL	1,282	349,445,952.61	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-AQ2 SILENT SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	1	259,200.00	0.07	6.30000	5.79500	259,200.00	360	356	4	722	37.00	80.00	100.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	1,093	302,175,705.39	86.47	6.46608	5.96108	276,470.15	360	357	3	666	41.55	80.00	99.96	5.92941	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	188	47,011,047.22	13.45	6.25260	5.74760	250,071.01	359	356	3	665	40.96	80.05	99.89	5.61860	2.00000	1.00000	6.00000	33
TOTAL	1,282	349,445,952.61	100.00	6.43724	5.93224	272,585.36	360	357	3	666	41.47	80.01	99.95	5.88757	2.00000	1.00000	6.00000	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	866	242,172,405.31	69.30
3 YEARS	148	35,388,231.35	10.13
5 YEARS	268	71,885,315.95	20.57
TOTAL	1,282	349,445,952.61	100.00

Collateral Grouped by Mortgage Insurance

TYPE MI	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV
LTV GT 80 w/out MI	4	1,185,750.00	0.34	6.60430	0.50500	6.09930	5.80000	7.45000	140,250.00	425,000.00	296,437.50	360	356	4	677	35.84	85.00	94.18
No MI	4	1,185,750.00	0.34	6.60430	0.50500	6.09930	5.80000	7.45000	140,250.00	425,000.00	296,437.50	360	356	4	677	35.84	85.00	94.18
LTV LE 80	1,278	348,260,202.61	99.66	6.43667	0.50500	5.93167	5.25000	8.85000	80,000.00	680,000.00	272,510.70	360	357	3	666	41.49	79.99	99.97
No MI	1,278	348,260,202.61	99.66	6.43667	0.50500	5.93167	5.25000	8.85000	80,000.00	680,000.00	272,510.70	360	357	3	666	41.49	79.99	99.97
TOTAL	1,282	349,445,952.61	100.00	6.43724	0.50500	5.93224	5.25000	8.85000	80,000.00	680,000.00	272,585.36	360	357	3	666	41.47	80.01	99.95

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alabama	2	474,797.03	0.07
Arizona	167	28,945,407.16	4.08
California	1,034	366,747,387.85	51.66
Colorado	66	13,195,377.90	1.86
Connecticut	12	2,911,550.00	0.41
Delaware	6	982,745.56	0.14
Florida	408	87,227,675.10	12.29
Georgia	23	3,969,049.35	0.56
Hawaii	21	7,436,564.40	1.05
Idaho	2	230,770.42	0.03
Illinois	145	34,368,314.52	4.84
Indiana	8	809,753.00	0.11
Iowa	3	415,500.00	0.06
Kansas	3	533,800.00	0.08
Kentucky	1	100,400.00	0.01
Louisiana	3	635,500.00	0.09
Maine	2	358,250.00	0.05
Maryland	82	24,654,645.37	3.47
Massachusetts	34	10,228,159.06	1.44
Michigan	27	4,405,066.51	0.62
Minnesota	45	8,983,525.68	1.27
Missouri	13	1,641,933.37	0.23
Montana	1	117,600.00	0.02
Nevada	84	19,476,919.34	2.74
New Hampshire	1	267,200.00	0.04
New Jersey	54	16,462,844.67	2.32
New Mexico	7	1,066,851.61	0.15
New York	103	41,183,339.84	5.80
North Carolina	7	969,640.00	0.14
Ohio	11	1,714,868.03	0.24
Oklahoma	4	716,027.38	0.10
Oregon	13	2,687,901.70	0.38
Pennsylvania	10	1,905,102.47	0.27
Rhode Island	6	1,285,200.00	0.18
South Carolina	3	394,399.33	0.06
Tennessee	3	386,199.00	0.05
Texas	7	1,543,451.42	0.22
Utah	39	6,477,562.37	0.91
Vermont	1	262,105.98	0.04
Washington	56	13,335,748.03	1.88
Wisconsin	3	413,555.00	0.06
TOTAL	**2,520**	**709,922,688.45**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	36	10,285,721.25	94.62	6.68822	6.18322	285,717.78	360	357	3	661	41.88	83.39	95.94	6.00000	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	2	585,050.00	5.38	5.61244	5.10744	292,525.00	360	357	3	654	43.79	78.04	78.04	6.00000	2.00000	1.00000	6.00000	33
TOTAL	**38**	**10,870,771.25**	**100.00**	**6.63032**	**6.12532**	**286,076.05**	**360**	**357**	**3**	**660**	**41.98**	**83.10**	**94.97**	**6.00000**	**2.00000**	**1.00000**	**6.00000**	**21**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
100,000.00 - 149,999.99	2	272,800.00	2.51	8.1815	7.6765	357	3	136,400.00	80.00	100.00	640
150,000.00 - 199,999.99	2	351,920.00	3.24	6.3137	5.8087	357	3	175,960.00	80.00	100.00	691
200,000.00 - 249,999.99	10	2,279,648.40	20.97	6.8030	6.2980	357	3	227,964.84	85.12	93.10	662
250,000.00 - 299,999.99	9	2,416,984.67	22.23	6.6858	6.1808	357	3	268,553.85	80.82	96.21	658
300,000.00 - 349,999.99	7	2,226,820.00	20.48	6.4836	5.9786	357	3	318,117.14	83.77	95.45	660
350,000.00 - 399,999.99	3	1,124,000.00	10.34	6.5175	6.0125	357	3	374,666.67	86.47	86.47	650
400,000.00 - 449,999.99	4	1,738,598.18	15.99	6.4958	5.9908	357	3	434,649.55	82.54	97.46	669
450,000.00 - 499,999.99	1	460,000.00	4.23	6.3000	5.7950	355	5	460,000.00	80.00	100.00	651
TOTAL	**38**	**10,870,771.25**	**100.00**	**6.6303**	**6.1253**	**357**	**3**	**286,072.93**	**83.10**	**94.97**	**660**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	1	370,000	3.40	5.3000	4.7950	357	3	5.3000	5.3000	370,000	74.00	74.00	622
5.500 - 5.749	1	305,000	2.81	5.7000	5.1950	357	3	5.7000	5.7000	305,000	82.43	82.43	706
5.750 - 5.999	1	210,600	1.94	5.9500	5.4450	355	5	5.9500	5.9500	210,600	90.00	90.00	675
6.000 - 6.249	5	1,377,290	12.67	6.1309	5.6259	357	3	6.0500	6.2000	275,458	80.78	97.66	685
6.250 - 6.499	12	3,565,486	32.80	6.3583	5.8533	357	3	6.2500	6.4500	297,124	82.41	95.43	658
6.500 - 6.749	5	1,477,299	13.59	6.6587	6.1537	357	3	6.6500	6.7000	295,460	82.47	97.53	659
6.750 - 6.999	5	1,486,000	13.67	6.8475	6.3425	357	3	6.7500	6.9000	297,200	84.47	96.21	668
7.000 - 7.249	2	459,398	4.23	7.1282	6.6232	357	3	7.0500	7.2000	229,699	87.82	87.82	672
7.250 - 7.499	1	447,198	4.11	7.2750	6.7700	357	3	7.2750	7.2750	447,198	80.00	100.00	622
7.500 - 7.749	2	652,700	6.00	7.5500	7.0450	357	3	7.5500	7.5500	326,350	88.95	97.02	635
7.750 - 7.999	1	144,800	1.33	7.9000	7.3950	357	3	7.9000	7.9000	144,800	80.00	100.00	642
8.500 - 8.749	1	128,000	1.18	8.5000	7.9950	357	3	8.5000	8.5000	128,000	80.00	100.00	638
9.250 - 9.499	1	247,000	2.27	9.3500	8.8450	357	3	9.3500	9.3500	247,000	95.00	95.00	651
TOTAL	**38**	**10,870,771**	**100.00**	**6.6303**	**6.1253**	**357**	**3**	**5.3000**	**9.3500**	**286,073**	**83.10**	**94.97**	**660**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
70.01 - 75.00	2	630,000.00	5.80	5.77460	5.26960	357	3	315,000.00	74.38	74.38	640
75.01 - 80.00	24	6,671,822.85	61.37	6.64816	6.14316	357	3	277,992.62	80.00	99.34	655

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
80.01 - 85.00	3	758,050.00	6.97	6.00034	5.49534	357	3	252,683.33	83.97	83.97	690
85.01 - 90.00	3	1,016,100.00	9.35	6.36386	5.85886	357	3	338,700.00	90.00	90.00	677
90.01 - 95.00	6	1,794,798.40	16.51	7.28133	6.77633	357	3	299,133.07	93.43	93.43	668
TOTAL	38	10,870,771.25	100.00	6.63032	6.12532	357	3	286,072.93	83.10	94.97	660

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
70.01 - 75.00	2	630,000.00	5.80	5.77460	5.26960	357	3	315,000.00	74.38	74.38	640
75.01 - 80.00	1	220,000.00	2.02	7.05000	6.54500	357	3	220,000.00	80.00	80.00	667
80.01 - 85.00	3	758,050.00	6.97	6.00034	5.49534	357	3	252,683.33	83.97	83.97	690
85.01 - 90.00	3	1,016,100.00	9.35	6.36386	5.85886	357	3	338,700.00	90.00	90.00	677
90.01 - 95.00	6	1,794,798.40	16.51	7.28133	6.77633	357	3	299,133.07	93.43	93.43	668
95.01 - 100.00	23	6,451,822.85	59.35	6.63445	6.12945	357	3	280,514.04	80.00	100.00	654
TOTAL	38	10,870,771.25	100.00	6.63032	6.12532	357	3	286,072.93	83.10	94.97	660

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	11	3,214,783.11	29.57	292,253.01	6.70129	82.47	95.85	627
640 - 659	9	2,616,920.00	24.07	290,768.89	6.91669	81.87	98.16	648
660 - 679	9	2,504,598.14	23.04	278,288.68	6.48068	83.51	92.56	670
680 - 699	2	449,600.00	4.14	224,800.00	6.59324	80.00	100.00	682
700 - 719	5	1,341,470.00	12.34	268,294.00	6.34959	86.53	88.91	704
720 - 739	2	743,400.00	6.84	371,700.00	6.34849	84.51	95.98	728
TOTAL	38	10,870,771.25	100.00	286,072.93	6.63032	83.10	94.97	660

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	2	717,600.00	6.60
Condominium	2	287,920.00	2.65
PUD	4	1,535,399.74	14.12
Single Family	30	8,329,851.51	76.63
TOTAL	38	10,870,771.25	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	38	10,870,771.25	100.00
TOTAL	**38**	**10,870,771.25**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	9	2,517,150.00	23.16
Limited	2	419,906.00	3.86
Stated Income	27	7,933,715.25	72.98
TOTAL	**38**	**10,870,771.25**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
25.01 - 30.00	2	571,200.00	5.25	285,600.00	6.51898	80.00	100.00	26.76
30.01 - 35.00	2	568,100.00	5.23	284,050.00	6.85229	87.59	96.85	33.36
35.01 - 40.00	9	2,388,954.67	21.98	265,439.41	6.40749	82.16	95.16	38.27
40.01 - 45.00	14	3,759,716.84	34.59	268,551.20	6.88748	83.08	95.50	42.94
45.01 - 50.00	11	3,582,799.74	32.96	325,709.07	6.49160	83.54	93.20	47.24
TOTAL	**38**	**10,870,771.25**	**100.00**	**286,072.93**	**6.63032**	**83.10**	**94.97**	**41.98**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	13	3,917,049.74	36.03
Purchase	24	6,740,121.51	62.00
Rate/Term Refinance	1	213,600.00	1.96
TOTAL	**38**	**10,870,771.25**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	38	10,870,771.25	100.00	286,072.93	6.63032	94.97	660
TOTAL	**38**	**10,870,771.25**	**100.00**	**286,072.93**	**6.63032**	**94.97**	**660**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	38	10,870,771.25	100.00
TOTAL	38	10,870,771.25	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1	247,000.00	2.27
No PP	1	247,000.00	2.27
Yes	37	10,623,771.25	97.73
1Y PP	2	404,786.00	3.72
2Y PP	32	9,173,935.25	84.39
3Y PP	3	1,045,050.00	9.61
TOTAL	38	10,870,771.25	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	38	10,870,771.25	100.00
TOTAL	38	10,870,771.25	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	38	10,870,771.25	100.00
6.000 - 6.499	38	10,870,771.25	100.00
TOTAL	38	10,870,771.25	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	38	10,870,771.25	100.00
TOTAL	38	10,870,771.25	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	36	10,285,721.25	94.62	6.68822	6.18322	285,717.78	360	357	3	661	41.88	83.39	95.94	6.00000	2.00000	1.00000	6.00000	21
LIBOR 3/6 ARM IO	2	585,050.00	5.38	5.61244	5.10744	292,525.00	360	357	3	654	43.79	78.04	78.04	6.00000	2.00000	1.00000	6.00000	33
TOTAL	38	10,870,771.25	100.00	6.63032	6.12532	286,076.05	360	357	3	660	41.98	83.10	94.97	6.00000	2.00000	1.00000	6.00000	21

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2 YEARS	30	8,864,935.25	81.55
3 YEARS	2	585,050.00	5.38
5 YEARS	6	1,420,786.00	13.07
TOTAL	38	10,870,771.25	100.00

Collateral Grouped by Mortgage Insurance

TYPE MI	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV
LTV GT 80 w/out MI	12	3,568,948.40	32.83	6.74804	0.50500	6.24304	5.70000	9.35000	210,600.00	441,000.00	297,420.83	360	357	3	675	42.98	90.44	90.44
No MI	12	3,568,948.40	32.83	6.74804	0.50500	6.24304	5.70000	9.35000	210,600.00	441,000.00	297,420.83	360	357	3	675	42.98	90.44	90.44
LTV LE 80	26	7,301,822.85	67.17	6.57279	0.50500	6.06779	5.30000	8.50000	128,000.00	460,000.00	280,840.00	360	357	3	653	41.49	79.52	97.19
No MI	26	7,301,822.85	67.17	6.57279	0.50500	6.06779	5.30000	8.50000	128,000.00	460,000.00	280,840.00	360	357	3	653	41.49	79.52	97.19
TOTAL	38	10,870,771.25	100.00	6.63032	0.50500	6.12532	5.30000	9.35000	128,000.00	460,000.00	286,076.05	360	357	3	660	41.98	83.10	94.97

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Questions / Stratification Requests:

1) Rating agency's base case loss expectation (per agency to single-B level)

S&P	**Moodys**	**Fitch**
2.60%	5.60%	3.75%

2) Percentage of silent seconds, CLTV of silents, CLTV of entire pool with silents and louds. **Please see summary table of term sheet for CLTV of entire pool, and the subordinate financing table for the others.**
3) Silent second stratification - **Attached**
4) Weighted average DTI – **40.41%**
5) Full state concentrations - **Attached**
6) Riverside / San Bernardino concentration, FICO, LTV, CLTV (including silents) - **Attached**

Questions / Stratification Requests:

1) Rating agency's base case loss expectation (per agency to single-B level)

S&P	Moodys	Fitch
2.60%	5.60%	3.75%

2) Percentage of silent seconds, CLTV of silents, CLTV of entire pool with silents and louds. **Please see page 31 of the term sheet for each of these.**
3) Silent second stratification - **Attached**
4) Weighted average DTI – **40.41%**
5) Full state concentrations - **Attached**
6) Riverside / San Bernardino concentration, FICO, LTV, CLTV (including silents) - **Attached**

All average are wtg averages.

	Originator/ Source 1	Originator/ Source 2	Originator/ Source 3	Aggregate
Description (expected bbg ticker)				Deal Name
Originator	AMERIQUEST			
Dealer Shelf	BSABS			
Dealer	BEAR STEARNS			
Largest Servicer	EMC			
FICO avg	664			
FICO stdev	35.2			
FICO < 500	0			
FICO < 560	0.02			
10th Percentile FICO	624.9			
90th Percentile FICO	713.1			
CLTV avg	84.51			
CLTV >80%	43.55			
SS CLTV (incl. silent second LTVs)	94.33			
% With Silent 2nds	49.22			
10th Percentile CLTV	80			
90th Percentile CLTV	95			
Full Doc %	41.44			
Loan Bal avg (000s)	281715.35			
DTI %	40.41			
DTI >45%	35.32			
Purch %	60.21			
Cash Out %	36.23			
Fxd %	3.17			
3 yr ARM >=	21.49			
WAC	6.693			
WAC stdev	0.8145			
1st Lien %	100			
MI %	0			
MI Insurer	N/A			
CA %	51.66			
Sng Fam %	65.36			
Invt Prop %	0			
MH %	0			
IO%	100			
2yr IO%	65.73			
IO non-full doc %	58.56			
2-4 Family %	8.31			
Prim Occ	98.56			
<$100K Bal %	0.82			
2-yr Prepay Penalty %	59.62			
% of 40-year loans	0			
Initial Target OC %				
Total C/E% Aaa				
Total C/E% Aa2				
Total C/E% A2				
Mth 37 Loss Trig				
Moody's Base Case Loss	5.6			

S&P single-B FF/LS	2.6			
Fitch single-B FF/LS	3.75			

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
AMERIQUEST	84.51	84.51	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0
Name 2																
Name 3																
Name 4																
Total:																

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
Full	84.84	84.84	93.33	664	6.285	41.44	49.11	0	100	42.55	46.93	100	100	39.03	27.6	0
Non-Full	84.28	84.28	95.03	664	6.981	58.56	68.07	0	100	53.95	55.01	0	100	41.39	34.66	0
Total	84.51	84.51	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
24	84.38	84.38	94.73	663	6.749	65.73	64.66	0	100	51.9	60.53	36.3	100	40.53	31.69	0
36	86.3	86.3	91.54	663	6.685	18.85	43.32	0	100	26.45	21.4	53.32	100	39.33	28.95	0
60	82.89	82.89	96.01	667	6.461	15.43	61.86	0	100	65.64	50.85	48.86	100	41.22	35.32	0
Other IO																
Non-IO																
Total	84.51	94.33	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
0-499																
500-559	95	95	95	537	9.775	0.02	0	0	100	0	0	0	100	34.5	0	0
560-599	82.2	82.2	93.39	569	6.801	0.1	55.91	0	100	55.91	44.09	44.09	100	40.39	0	0
600-639	84.99	84.99	93.55	628	6.903	30.37	52.37	0	100	42.88	45.96	44.51	100	40.88	35.7	0
640-679	84.27	84.27	94.17	658	6.715	40.25	58.22	0	100	49.66	51.03	39.95	100	40.25	31.8	0
680>=	84.35	84.35	95.35	710	6.442	29.26	71.13	0	100	55.21	58.5	40.32	100	40.15	27.65	0
Total	84.51	84.51	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0

Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<80,000	91.23	91.23	91.23	657	7.841	0.13	53.05	0	100	0	8.27	39.55	100	36.71	22.59	0
80,000-100,000	85.21	85.21	95.3	656	7.198	0.68	68.1	0	100	50.9	7.45	52.83	100	37.94	30.38	0
100,000>=	84.5	84.5	94.32	664	6.687	99.18	60.16	0	100	49.28	52.02	41.37	100	40.43	31.76	0
Total	84.51	84.51	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0

Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
1st Lien	84.51	84.51	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0
2nd Lien																
Total	84.51	84.51	94.33	664	6.693	100	60.21	0	100	49.22	51.66	41.44	100	40.41	31.73	0

WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
80-85%	84.45	667	6.349	7.36	8.37	0	100	2.27	52.23	58.16	100	38.76	22.67	0
85-90%	89.56	661	6.8862	18.24	33.59	0	100	0	42.1	46.76	100	39.03	28.11	0
90-95%	94.71	663	7.4975	17.85	44.66	0	100	0	35.57	41.97	100	39.93	28.74	0
95-100%	95.02	671	6.9	0.09	100	0	100	0	100	100	100	37.8	0	0

SSCLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
80-85%	667	6.3431	7.19	6.64	0	100	0	52.62	59.24	100	38.82	23.2	0
85-90%	661	6.8862	18.24	33.59	0	100	0	42.1	46.76	100	39.03	28.11	0
90-95%	663	7.4859	18.09	45.04	0	100	1.29	35.44	41.9	100	39.92	28.74	0
95-100%	666	6.4373	49.08	90.73	0	100	99.81	60.65	35.94	100	41.47	35.62	0

Coupon-ARM	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<8%	83.78	83.78	94.59	664	6.568	90.15	62.2	0	100	54.26	53.84	42.56	100	40.5	32.17	0
8-9%	92.56	92.56	93.52	655	8.36	5.67	59.79	0	100	4.8	23.3	11.15	100	39.45	29.26	0
9-10%	94.23	94.23	94.23	657	9.255	0.99	45.07	0	100	0	32.58	3.71	100	40.75	24.66	0
10-11%	95	95	95	635	10.453	0.02	100	0	100	0	0	0	100	31.09	0	0
11-12%																
12-13%																
13-14%																
>14%																

Coupon-fixed rate	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
<8%	87.83	87.83	88.06	670	6.375	3.12	7.41	0	100	1.17	47.44	76.84	100	39.49	25.06	0
8-9%																
9-10%	95	95	95	628	9.65	0.04	100	0	100	0	0	0	100	48	100	0
10-11%																
11-12%																
12-13%																
13-14%																
>14%																

Top 20 Cities	% of Total Bal	# of Loans	Loan Bal	Avg Loan Bal	WA LTV	% with 2nd	WAFICO

Top 10 States	% of Total Bal	# of Loans	Loan Bal	Avg Loan Bal	WA LTV	% with 2nd	WAFICO

1	ARM
2	Owner occupied
3	Purchase
4	Full doc.
5	First lien
6	Fixed
7	Non-owner occupied
8	Refinancing
9	Limited doc.
10	Second lien

1 ARM
Owner occupied
Purchase
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500	1%										
2	501-525	2%										
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

2 ARM
Owner occupied
Refinancing
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

3 ARM
Owner occupied
Purchase
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

4 ARM
Owner occupied
Refinancing
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

5 ARM
Owner occupied
Purchase
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

6 ARM
Owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											
		1	2	3	4	5	6	7	8	9	10	11

First Liens (excl. multi-family)

	CLTV (excl. SS)										
State	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1											
2											
3											
4											
5											
6											
7											
8											
9											
10											
11											
12											
13											
14											
15											
16											
17											
18											
19											
20											
21											
22											
23											
24											
25											
26											
27											
28											
29											
30											
31											
32											
33											
34											
35											
36											
37											
38											
39											
40											
41											
42											
43											
44											
45											
46											
47											
48											
49											
50											
51											

Second liens

	CLTV (excl. SS)										
Start LTV	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
<55											
56-60											
61-65											
66-70											
71-75											
76-80											
81-85											
86-90											
91-95											
96-100											
>100											

First liens -multi family

	CLTV (excl. SS)										
State	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1											
2											
3											
4											

7 ARM
Owner occupied
Purchase
Limited doc.
Second lien

		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

8 ARM
Owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

9 ARM
Non-owner occupied
Purchase
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

10 ARM
Non-owner occupied
Refinancing
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

11 ARM
Non-owner occupied
Purchase
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

12 ARM
Non-owner occupied
Refinancing
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

13 ARM
Non-owner occupied
Purchase
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51

14 ARM
Non-owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

15 ARM
Non-owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

16 ARM
Non-owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

17 Fixed
Owner occupied
Purchase
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

18 Fixed
Owner occupied
Refinancing
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

19 Fixed
Owner occupied
Purchase
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

20 Fixed
Owner occupied
Refinancing
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											

9	676-700											
10	>700											

21 Fixed
Owner occupied
Purchase
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

22 Fixed
Owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

23 Fixed
Owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

24 Fixed
Owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

25 Fixed
Non-owner occupied
Purchase
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

26 Fixed
Non-owner occupied
Refinancing
Full doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

27 Fixed
Non-owner occupied
Purchase
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											

7	626-650											
8	651-675											
9	676-700											
10	>700											

28 Fixed
Non-owner occupied
Refinancing
Limited doc.
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

29 Fixed
Non-owner occupied
Purchase
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

30 Fixed
Non-owner occupied
Refinancing
Full doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

31 Fixed
Non-owner occupied
Purchase
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

32 Fixed
Non-owner occupied
Refinancing
Limited doc.
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											